Filed Pursuant to Rule 424(b)(5)
File Number 333-161237

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Shares, without par value	5,980,000	$90.60	$541,788,000	$62,088.90

(1)	Assumes exercise in full of the underwriters’ option to purchase up to an additional 780,000 common shares.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and relates to the Registration Statement on Form S-3 (File No. 333-161237) filed with the Securities and Exchange Commission on August 10, 2009.

Prospectus Supplement

(To Prospectus Dated August 10, 2009)

5,200,000 shares

Common shares

We are offering 5,200,000 of our common shares, no par value. Our common shares are listed on the NASDAQ Global Select Market under the symbol “SXCI” and the Toronto Stock Exchange under the symbol “SXC.” The last reported closing price of our common shares on May 10, 2012 was $90.60 per share on the NASDAQ Global Select Market and Cdn.$90.99 per share on the Toronto Stock Exchange.

	Per share	Total

Public offering price	$90.600	$471,120,000

Underwriting discounts and commissions	$3.624	$18,844,800

Proceeds to us, before expenses	$86.976	$452,275,200

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 780,000 common shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Investing in our common shares involves risks. See “Risk factors” beginning on page S-14. You should also consider the risk factors described in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the common shares will be made on or about May 16, 2012.

Joint Book Running Managers

J.P. Morgan	Barclays	Credit Suisse

Joint Lead Managers
Citigroup		Morgan Stanley

Co-Managers

William Blair	JMP Securities	Houlihan Lokey

SunTrust Robinson Humphrey	TD Securities	Versant Partners

May 10, 2012

Our registered trademarks in the United States include InformedRx®, RxCLAIM®, RxEXPRESS®, RxMAX® and RxTRACK®. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein may also contain trademarks and service marks of other companies.

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About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. This prospectus supplement may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the prospectus.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing in our common shares.

We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

All references to the “Company,” “SXC,” “us,” “we” and “our” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, SXC Health Solutions Corp. and its subsidiaries. References in this prospectus supplement and the accompanying prospectus to “dollars” or “$” are to United States dollars unless specific reference is made to “Canadian dollars” or “Cdn.$.” All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes.

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Cautionary statement regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in each and other written or oral statements that we make from time to time may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and applicable Canadian securities legislation. Such statements may include, but are not limited to, statements about the benefits of the proposed merger with Catalyst Health Solutions, Inc., including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

Such risks, uncertainties and other factors may also include, among other things:

•	the possibility that the expected efficiencies and cost savings from the proposed merger with Catalyst will not be realized, or will not be realized within the expected time period;

•	the risk that our business will not be integrated successfully with Catalyst’s business;

•	the ability to obtain governmental approvals of the merger with Catalyst on the proposed terms and schedule contemplated by the parties;

•	the failure of stockholders of Catalyst to approve the proposal to adopt the merger agreement with Catalyst;

•	the failure of the our shareholders to approve the proposal to approve the issuance of our common shares pursuant to the merger agreement;

•	the loss of key SXC or Catalyst employees following the merger with Catalyst;

•	disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others;

•	the possibility of customer attrition; and

•	the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions.

Additional risks, uncertainties and other factors include those discussed under the heading “Risk factors” and in documents incorporated by reference into this prospectus supplement and the accompanying prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement and the accompanying prospectus or, in the case of documents incorporated by reference, as of the date of those documents. We will not update any forward-looking statements contained herein except as required by law.

S-iii

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein. This summary may not contain all of the information that you should consider before investing in our common shares. You should carefully read this entire prospectus supplement and the accompanying prospectus, including “Risk factors” and the documents incorporated by reference in this prospectus supplement which are described under “Where you can find more information—Incorporation of certain information by reference” before making an investment decision.

SXC Health Solutions Corp.

We are a leading provider of pharmacy benefit management (“PBM”) services and healthcare information technology (“HCIT”) solutions to the healthcare benefit management industry. Our product offerings and solutions combine a wide range of applications and PBM services designed to assist our customers in reducing the cost and managing the complexity of their prescription drug programs. Our customers include many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, self-insured employer groups, unions, third party health care plan administrators, and state and federal government entities.

Our PBM services, which we market under the informedRx brand, include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. Our PBM services include owning and operating a network of mail and specialty service pharmacies. In addition, we are a national provider of drug benefits to our customers under the federal government’s Medicare Part D program.

Our HCIT solutions include RxCLAIM®, our on-line transaction processing system that provides instant adjudication of prescription drug claims, RxMAX®, our rebate management system, RxTRACK®, our data warehouse and analysis system, Zynchros, our suite of on-demand formulary management tools, our pharmacy management system for retail, chain, institutional and mail-order pharmacies, as well as a number of other software products for customers in the pharmaceutical supply chain. Our HCIT solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an application service provider (“ASP”) model.

We exist under the Yukon Business Corporations Act. Our principal executive offices are located at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532. The telephone number for our principal executive office is 800-282-3232. Our website address is www.sxc.com. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus and should not be considered part of this prospectus supplement or the accompanying prospectus.

Recent developments

Pending Merger with Catalyst Health Solutions, Inc.

On April 18, 2012, we announced that we had entered into an Agreement and Plan of Merger (the “Catalyst Merger Agreement”) with Catalyst Health Solutions, Inc. (“Catalyst”), SXC Health Solutions, Inc., a direct wholly-owned subsidiary of SXC (“US Corp.”), Catamaran I Corp., a newly formed direct wholly-owned subsidiary of US Corp. (“Merger Sub”), and Catamaran II LLC, a newly formed direct wholly-owned subsidiary of US Corp. (“Merger LLC”). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Catalyst, with Catalyst surviving as a wholly-owned subsidiary of US Corp. (the “Catalyst Merger”), and (ii) provided that certain tax opinions are received on or prior to the closing date regarding, among other things, the status of the Catalyst Merger and the Subsequent Merger, taken together, as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), immediately following the completion of the Catalyst Merger, Catalyst, as the surviving corporation from the Catalyst Merger, will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly-owned subsidiary of US Corp.

Under the terms of the Catalyst Merger Agreement, Catalyst stockholders will receive $28.00 in cash and 0.6606 of a common share of SXC for each share of Catalyst common stock they own upon closing of the transaction. Based on the closing price of our common shares on the NASDAQ on April 17, 2012, the stock component is valued at $53.02 per share, which brings the total consideration per share to Catalyst stockholders to $81.02. Based on the number of shares of outstanding capital stock and equity awards of Catalyst and SXC as of April 17, 2012, upon closing of the transaction and without giving effect to this offering, our shareholders are expected to own approximately 65% of the combined company, and Catalyst stockholders are expected to own approximately 35%.

We estimate that the total amount of funds needed to pay the cash portion of the merger consideration and repay our and Catalyst’s outstanding indebtedness and related fees and expenses at the time of closing is approximately $1.9 billion.

Concurrently, and in connection with entering into the Catalyst Merger Agreement, we entered into a commitment letter, which we refer to as the debt commitment letter, with J.P. Morgan Securities LLC, which we refer to as J.P. Morgan, and JPMorgan Chase Bank, N.A., which we refer to as JPMCB. We, J.P. Morgan and JPMCB subsequently entered into accession agreements to the debt commitment letter, which we refer to as the accession agreements, with Bank of America, N.A., which we refer to as Bank of America, Barclays Bank PLC and SunTrust Bank, which we refer to as SunTrust. Pursuant to the debt commitment letter and the accession agreements and subject to the conditions set forth therein, JPMCB, Bank of America, Barclays Bank PLC and SunTrust committed to provide senior secured credit facilities in an aggregate amount of $1.8 billion. Borrowings under these credit facilities will be used by us to pay a portion of the cash component of the merger consideration, to refinance our and Catalyst’s existing indebtedness and to pay related fees and expenses. See “Catalyst Merger—Debt financing.”

As described below under “The Catalyst Merger,” the completion of the Catalyst Merger is subject to certain conditions, including, among others, (i) approval and adoption by Catalyst stockholders of the Catalyst Merger Agreement, (ii) approval by our shareholders of the issuance of our common shares pursuant to the Catalyst Merger Agreement and (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) and the receipt of certain governmental approvals. On April 27, 2012, we and Catalyst filed the required notification and report form under the HSR Act. The Catalyst Merger is expected to close in the second half of 2012, subject to satisfaction or waiver of the conditions to the Catalyst Merger. However, we cannot predict the actual timing of completion of the Catalyst Merger.

Catalyst Health Solutions, Inc.

Catalyst is a full-service PBM company. It operates primarily under the brand name “Catalyst Rx.” It is built on strong, innovative principles in the management of prescription drug benefits and its client-centered philosophy contributes to its client retention rates. Catalyst’s clients include self-insured employers, state and local governments, managed care organizations, unions, third-party administrators, or TPAs, hospices, and individuals who contract with Catalyst to administer the prescription drug component of their overall health benefit programs.

Catalyst provides its clients access to a contracted, non-exclusive national network of approximately 65,000 pharmacies. Its primary business is to provide its clients and their members with timely and accurate benefit adjudication, while controlling pharmacy spending trends through customized plan designs, clinical programs, physician orientation programs and member education. Catalyst uses an electronic point-of-sale system of eligibility verification and plan design information, and it offers access to rebate arrangements for certain branded pharmaceuticals. When a member of one of Catalyst’s clients presents a prescription or health plan identification card to a retail pharmacist in our network, the system provides the pharmacist with access to online information regarding eligibility, patient history, health plan formulary listings, and contractual reimbursement rates. The member generally pays a co-payment to the retail pharmacy and the pharmacist fills the prescription. Catalyst electronically aggregates pharmacy benefit claims, which include prescription costs plus its claims processing fees for consolidated billing and payment. It receives payments from clients, including applicable claims processing fees, and makes payments of amounts owed to the retail pharmacies pursuant to its negotiated rates. Total claims processed, excluding administrative services only (“ASO”) claims, were 92.5 million for the year ended December 31, 2011 and 24.8 million for the quarter ended March 31, 2012. ASO claims were 45.2 million for the year ended December 31, 2011 and 22.8 million for the quarter ended March 31, 2012. Catalyst’s revenue was $5.3 billion for the year ended December 31, 2011 and $1.45 billion for the quarter ended March 31, 2012.

Strategic rationale for the Catalyst Merger

We expect to realize a number of benefits from our business combination transaction with Catalyst, including the following:

•

Highly Complementary Businesses. We believe that, with flexible and customized services and solutions, the combined company will be better positioned to meet the needs of a more diverse client base that includes large employers, managed care organizations, state and local governments and hospice, fee-for-service Medicaid, long-term care and workers’ compensation clients, among others.

•

Enhanced Size and Scale to Deliver More Cost-Effective Solutions. We believe that the combined company should be able to leverage its enhanced size and scale to create more purchasing efficiency in the supply chain and generate greater cost savings for plan sponsors and members. As of the date of this prospectus supplement, the combined company is expected to cover approximately 30 million members, with annual prescription volume of more than 200 million adjusted PBM scripts and expected combined company revenue of approximately $13 billion for fiscal year 2012. Adjusted PBM scripts equal retail and specialty prescriptions, plus mail pharmacy prescriptions multiplied by three. The mail pharmacy prescriptions are multiplied by three to adjust for the fact that they typically include approximately three times the amount of product days supplied as compared to retail and specialty prescriptions.

•

Strong Position in Key Growth Areas. We believe that the combined company will be uniquely positioned to capitalize on key areas of growth in the evolving healthcare market, including positive trends in drug utilization, greater member engagement, specialty pharmacy benefit programs, new biosimilar introductions, home delivery, generic utilization and increases in the number of insured lives and will have the ability to target a larger market and compete for a full range of employer, health plan and government contracts.

•

Well Positioned for Healthcare Reform. We believe that the combined company will be well positioned to capitalize on the changes in the regulatory landscape of the healthcare industry, regardless of the outcome of healthcare reform. This belief is based on, among other things, the fact that the combined company is expected to have a strong fee-for-service Medicaid offering, as well as a complete Medicare and Managed Medicaid product line.

•

Accelerated Growth. We expect that the combination will allow us to accelerate our growth faster than we could do so organically and will increase our ability to achieve our goal of providing affordable and high quality healthcare solutions that enhance value for employer, health plan and government customers.

•

Accretive Transaction. While there can be no assurance as to the results of the combined company, we expect that the Catalyst Merger will be accretive to the combined company’s non-GAAP earnings in 2013, which excludes transaction-related amortization.

•

Significant Opportunity for Synergies. Although no assurances could be given that any particular level of synergies will be achieved, based upon work performed by management as of the date of this prospectus supplement, the Catalyst Merger is expected to provide significant opportunities for cost savings. Specifically, the combined company is expected to achieve approximately $125 million of annual cost synergies over the first 18 to 24 months after closing, through improved scale and operating leverage.

•	Strong Management Team. We believe that the combined company would be led by a strong, experienced management team with a demonstrated track record of integrating acquisitions.

For a discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Cautionary statement regarding forward-looking statements” and “Risk factors.”

First Quarter 2012 financial results

On May 3, 2012, each of SXC and Catalyst announced its financial results for the quarter ended March 31, 2012.

SXC Health Solutions Corp.

Our total revenue for the three months ended March 31, 2012 was $1.7 billion as compared to $1.1 billion for the same period in 2011. The increase is largely attributable to an increase in PBM revenue of $0.6 billion, primarily due to the implementation of new customer contracts in 2012 and our completion of the acquisition of HealthTran LLC, which we refer to as HealthTran, which was effective January 1, 2012. As a result of these items, our PBM segment adjusted prescription claim volume increased 61.5% to 34.4 million for the first quarter of 2012, as compared to 21.3 million for the first quarter of 2011. Adjusted prescription claim volume equals our retail and specialty prescriptions, plus mail pharmacy prescriptions multiplied by three. The mail pharmacy prescriptions are multiplied by three to adjust for the fact that they typically include approximately three times the amount of product days supplied compared with retail and specialty prescriptions.

Our cost of revenue increased $0.6 billion, or 55.4%, to $1.6 billion for the three months ended March 31, 2012, primarily due to increased PBM transaction volumes in 2012 as noted above in the revenue discussion. During the three months ended March 31, 2012, the cost of prescriptions dispensed from our PBM segment accounted for 99% of the cost of revenue. The cost of prescriptions dispensed is substantially comprised of the actual cost of the prescription drugs sold, plus any applicable shipping costs.

Our operating income increased $13.4 million, or 48.4%, for the three months ended March 31, 2012, to $41.0 million as compared to $27.6 million for the same period in 2011. This increase was driven by increased gross profit in the PBM segment due to new customer starts and the HealthTran acquisition, offset by an increase in selling, general and administrative expenses (“SG&A”) and amortization expense related to the acquisition of HealthTran.

Our SG&A costs for the three months ended March 31, 2012 were $53.6 million as compared to $27.4 million for the three months ended March 31, 2011, an increase of $26.2 million, or 95.5%. SG&A costs consist primarily of employee costs in addition to professional services costs, facilities and costs not related to cost of revenue. SG&A costs have increased due to the addition of operating costs related to our recent acquisitions of HealthTran, PTRX, Inc., SaveDirectRx, Inc. and MedMetrics Health Partners, Inc. that were not present during the three months ended March 31, 2011, as well as additional resources added to support the growth of the PBM segment. SG&A costs also include stock-based compensation cost of $2.6 million and $1.5 million for the three months ended March 31, 2012 and 2011, respectively. The increase in stock-based compensation during the three months ended March 31, 2012 as compared to the same period in 2011 is due to additional awards granted during the year, and a higher value per award as compared to those granted in previous years.

Our interest and other expense, net increased to $1.2 million for the three months ended March 31, 2012 from $0.3 million for the same period in 2011, primarily due to additional interest expenses related to the $100 million draw-down under our revolving credit facility in January 2012 to finance a portion of the purchase price for the HealthTran acquisition.

We recognized income tax expense of $13.4 million for the three months ended March 31, 2012, representing an effective tax rate of 33.7%, as compared to $9.1 million, representing an effective tax rate of 33.2%, for the same period in 2011.

Our gross profit increased $46.8 million, or 73.6%, to $110.4 million for the three months ended March 31, 2012 as compared to the same period in 2011, mostly due to incremental PBM revenues generated from new customer starts in 2012 and the HealthTran acquisition. Gross profit has increased from 5.8% of revenue to 6.4% of revenue during the three months ended March 31, 2012 as compared to the same period in 2011 due to the higher gross profit percentage from the HealthTran acquisition, offset partially by new customer contracts carrying a lower gross profit percentage.

We reported net income of $26.3 million, or $0.42 per share (fully-diluted), for the three months ended March 31, 2012, as compared to $18.3 million, or $0.29 per share (fully-diluted), for the same period in 2011. The increase was driven by higher gross profit attributable to an increase in PBM revenues due to new customer starts and the HealthTran acquisition offset by an increase in SG&A expense to support the new business growth, as well as increased amortization of intangibles due to acquisitions. Amortization expense included in net income was $10.3 million for the three months ended March 31, 2012 as compared to $3.6 million for the same period in 2011.

We calculate basic earnings per share, or EPS, using the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the same method as basic EPS, but we add the number of additional common shares that would have been outstanding for the period if the dilutive potential common shares had been issued. The following is the reconciliation between the number of weighted average shares used in the basic and diluted EPS calculations for the three-month periods ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011
Weighted average number of shares used in computing basic EPS	62,528,683	61,801,036
Add dilutive common stock equivalents:
Outstanding stock options	472,500	1,181,095
Outstanding restricted stock units	283,296	550,110

Weighted average number of shares used in computing diluted EPS	63,284,479	63,532,241

For additional discussion of our results of operations for the quarter ended March 31, 2012, please refer to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Where you can find more information—Incorporation of certain information by reference.”

Catalyst Health Solutions, Inc.

Catalyst’s revenue from operations for the three months ended March 31, 2012 and 2011 was approximately $1.45 billion and $1.12 billion, respectively. Revenue increased over the comparable period in 2011 by $0.33 billion. Total claims processed, excluding ASO claims, increased to 24.8 million for the three months ended March 31, 2012 from 20.6 million for the same period in 2011. ASO claims were 22.8 million and 0.1 million for the three months ended March 31, 2012 and 2011, respectively. Catalyst’s increase in revenue and prescription volume in 2012 is primarily due to Catalyst’s acquisition of Walgreens Health Initiatives, Inc. (“WHI”), its initiation of services with new PBM clients, and a $1.4 million benefit from a client settlement offset by client attrition. Also, for the three months ended March 31, 2012 and 2011, acquisition related intangible amortization expense of $4.2 million and $1.8 million, respectively, for PBM customer contracts have been included as an offset to revenue.

For the three months ended March 31, 2012, Catalyst’s revenue per claim processed, excluding ASO claims, increased by approximately 6% when compared to the same period in 2011. The increase in revenue per claim processed for 2012 was primarily due to manufacturer-driven price inflation offset by an increase in generic utilization and the impact of higher member copayments due to the annual reset of plan deductibles. Additionally, the portion of manufacturer or third-party intermediary rebates due to clients is recorded as a reduction of revenue. For the three months ended March 31, 2012 and 2011, adjustments made to the rebate payable estimates from prior periods reduced revenue by approximately $3.3 million and $0.7 million, respectively.

Catalyst’s direct expenses for the three months ended March 31, 2012 and 2011 were approximately $1.36 billion and $1.06 billion, respectively. Direct expenses increased by approximately $0.3 billion over the comparable period in 2011, primarily related to the $0.33 billion increase in overall revenue offset by a $2.4 million reduction in expense due to a settlement of reimbursements with certain pharmacy partners. Direct expenses for the three months ended March 31, 2012 and 2011 represented 95.3% and 97.5% of Catalyst’s total operating expenses, respectively. Additionally, rebates earned under arrangements with manufacturers or third-party intermediaries are predominately recorded as a reduction of direct expenses. For the three months ended March 31, 2012 and 2011, adjustments made to Catalyst’s rebate receivable estimates from prior periods reduced direct expense by $8.6 million and $3.3 million, respectively.

Catalyst’s gross margin is calculated as revenue less direct expenses. Factors that can result in changes in gross margins include generic substitution rates, changes in the utilization of preferred drugs with higher discounts and changes in the volume of prescription dispensing at lower-cost network pharmacies. Catalyst’s gross margin increased to $95.3 million for the three months ended March 31, 2012 from $61.6 million for the comparable period in 2011. Catalyst’s gross margin as a percentage of revenue was 6.6% and 5.5% for the three months ended March 31, 2012 and 2011, respectively. In 2012, Catalyst’s gross margin percentages were increased primarily by the impact of WHI, higher generic utilization offset by lower margins on renewal business, client attrition, and the negative $3.0 million impact of the loss associated with Script Relief LLC operations.

For the three months ended March 30, 2012, Catalyst’s SG&A increased by approximately $40.2 million over the same period in the prior year to $67.7 million, or 4.7% of operating expenses. For the three months ended March 31, 2011, Catalyst’s SG&A was $27.5 million, or 2.5% of operating expenses. The increase in SG&A was primarily a result of increased personnel compensation, travel, facility and related costs associated with supporting the increased customer volume from new client contracts and the acquisition of WHI. Additionally, Catalyst incurred $8.8 million of WHI integration costs, acquisition related intangible amortization of $5.7 million, $3.1 million in transaction costs related to acquisitions of businesses and customer contracts, and $2.6 million in non-recurring Medicare Part D plan set-up and administration costs.

Catalyst’s SG&A of $67.7 million for the three months ended March 31, 2012 consisted of $23.5 million in compensation and benefits, which includes $2.9 million in non-cash compensation, $16.0 million in professional fees, $8.8 million of WHI integration related costs, $4.3 million in facility costs, $2.1 million in travel expenses, $1.2 million in insurance and other corporate expenses, $0.5 million in non-employee non-cash compensation expense, $0.7 million in recruitment and temporary personnel costs, $1.1 million in other and $9.5 million in depreciation and amortization.

Catalyst’s SG&A of $27.5 million for the three months ended March 31, 2011 consisted of $13.9 million in compensation and benefits, which includes $1.7 million in non-cash compensation, $4.5 million in professional fees, $3.0 million in facility costs, $0.9 million in travel expenses, $1.0 million in insurance and other corporate expenses, $0.5 million in non-employee non-cash compensation expense, $0.3 million in recruitment and temporary personnel costs, an offset of $1.4 million for an adjustment to the fair value of contingent consideration, $1.3 million in other and $3.5 million in depreciation and amortization.

Catalyst’s interest and other income decreased by less than $0.1 million for the three months ended March 31, 2012 from the comparable period in 2011.

Catalyst’s interest expense increased to $2.2 million for the three months ended March 31, 2012 from $1.2 million in the comparable period in 2011. The increase was attributable primarily to interest expense associated with Catalyst’s credit facilities and the amortization of related financing costs.

Catalyst’s income tax rate of 37.8% during the three months ended March 31, 2012 and 38.4% for the three months ended March 31, 2011 represent the percentage relationship of the provision for income taxes to the income before income taxes. The effective tax rate in the first quarter of 2012 was lower than in the comparable period in 2011 due primarily to the tax impact of Script Relief and a reduction in Catalyst’s state effective rate due to changes in the overall apportionment factors as a result of the WHI acquisition.

Net income attributable to Catalyst for the three months ended March 31, 2012 decreased by approximately $1.1 million over the same period in 2011 to $19.2 million. The decrease in net income attributable to Catalyst over the same period in 2011 was primarily a function of the increased SG&A related to Catalyst’s recent acquisitions.

For additional information regarding Catalyst’s results of operations for the quarter ended March 31, 2012, please refer to Catalyst’s unaudited consolidated financial statements filed as Exhibit 99.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2012, which is incorporated herein by reference. See “Where you can find more information—Incorporation of certain information by reference.”

The offering

Common shares offered	5,200,000 shares.

Over-allotment option	780,000 shares.

Common shares to be outstanding immediately after this offering	68,103,146 shares.(1)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $450.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay a portion of the cash consideration for the Catalyst Merger and to pay certain related fees and expenses, or for general corporate purposes. If the Catalyst Merger is not completed, we will use the net proceeds from this offering for general corporate purposes, and we will have broad discretion in allocating the net proceeds from this offering. See “Use of proceeds.”

Dividend policy	We have never paid a dividend on our common shares and have no present intention of commencing the payment of cash dividends. It is possible that our board of directors could determine in the future, based on our financial and other relevant circumstances and subject to any applicable restrictions under our credit agreement at that time, to pay dividends.

NASDAQ Global Select Market symbol	SXCI.

Toronto Stock Exchange symbol	SXC.

Risk factors	You should carefully review the information set forth in the section of this prospectus supplement entitled “Risk factors” and incorporated by reference herein. See “Where you can find more information—Incorporation of certain information by reference.”

(1)

The number of our common shares that will be outstanding after this offering assumes no exercise of the underwriters’ over-allotment option and is based on 62,903,146 of our common shares outstanding as of April 30, 2012, which excludes (i) 3,906,238 options (or 2,182,255 restricted stock units, or RSUs, it being understood that the RSUs are counted as 1.79 shares for every one of our common shares) available for future grant under our equity compensation plans (including 2,500,000 additional shares that will be made available pursuant to an amendment to our Long-Term Incentive Plan, or LTIP, provided that our shareholders approve such amendment at the special meeting to be called in connection with the Catalyst Merger), (ii) 1,091,564 shares issuable upon exercise of outstanding stock options granted under the LTIP as of April 30, 2012, (iii) 739,259 shares issuable upon the vesting of outstanding RSUs granted under the LTIP as of April 30, 2012 (assuming, in the case of performance-based RSUs, that the associated performance targets will be met at the maximum achievement level), (iv) approximately 34 million of our common shares to be issued to Catalyst stockholders or reserved for issuance pursuant to Catalyst warrants or equity awards pursuant to the Catalyst Merger Agreement and (v) shares available for issuance under Catalyst’s equity incentive plans to be assumed by us in connection with the Catalyst Merger (which as of the date of this prospectus supplement is estimated to be approximately 1.5 million shares).

Summary selected historical financial data

SXC

The following tables set forth our selected historical consolidated financial data. The selected consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this prospectus supplement. The selected consolidated financial data as of March 31, 2012 and for the quarters ended March 31, 2012 and March 31, 2011 have been derived from our unaudited consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which is incorporated by reference into this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

This selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our unaudited consolidated financial statements, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Where you can find more information—Incorporation of certain information by reference.”

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012(1)	2011	2011(2)	2010(3)(4)	2009(5)
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$1,717,097	$1,097,652	$4,975,496	$1,948,389	$1,438,634
Net income	$26,342	$18,271	$91,786	$64,735	$46,061
Earnings per share, basic	$0.42	$0.30	$1.48	$1.07	$0.89
Earnings per share, diluted	$0.42	$0.29	$1.46	$1.03	$0.86
Adjusted earnings per share, diluted(6)	$0.52	$0.33	$1.63	$1.11	$0.98
Book value per common share	$11.31		$10.76
Weighted average common shares outstanding:
Basic	62,529	61,801	62,127	60,737	52,008
Diluted	63,284	63,532	62,952	63,137	53,595

	As of March 31,	As of December 31,
	2012(1)	2011(2)	2010(3)(4)
	(In thousands)
Balance Sheet Data:
Total assets	$1,284,131	$1,050,307	$816,790
Long-term debt	$100,000	$—	$—
Total shareholders’ equity	$711,292	$671,038	$553,256

(1)	We completed our acquisition of HealthTran effective January 1, 2012. The aggregate purchase price for the acquisition was $250 million, subject to customary working capital adjustments.
(2)	We completed our acquisitions of PTRX, Inc. and SaveDirectRx, Inc. on October 3, 2011. The aggregate purchase price for the acquisitions was $77.2 million in cash, subject to customary working capital adjustments, with an additional $4.5 million potential earn-out payment subject to the achievement of certain performance targets in the 2012 fiscal year.

(3)	We completed our acquisition of MedfusionRx on December 28, 2010. The purchase price for MedfusionRx was $101.5 million in cash with an additional $5.5 million potential earn-out payment subject to the achievement of certain performance targets in the 2012 fiscal year.
(4)	On September 17, 2010, we executed a two-for-one stock split effected by a stock dividend on our issued and outstanding common shares. All of our share and per share data presented in this prospectus supplement have been adjusted to reflect this stock split.
(5)	On September 23, 2009, we completed a public offering in Canada and the U.S. of 10,350,000 of our common shares at a price of $20.75 per share. Our net proceeds from the offering were $203.1 million.
(6)	We report our financial results in accordance with GAAP, but our management also evaluates and makes operating decisions using adjusted earnings per share, which we refer to as Adjusted EPS. Our management believes that Adjusted EPS provides useful supplemental information regarding the performance of business operations and facilitates comparisons to its historical operating results. Non-GAAP financial measures such as Adjusted EPS should not be considered as a substitute for measures of financial performance in accordance with GAAP. Adjusted EPS adds back the impact of all amortization of intangible assets, net of tax. Amortization of intangible assets arises from the acquisition of intangible assets in connection with our business acquisitions. We exclude amortization of intangible assets from Adjusted EPS because we believe (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. It should be noted that the use of these intangible assets contributes to revenue in the period presented as well as future periods and that such expenses will recur in future periods. Below is a reconciliation of our reported net income to Adjusted EPS for the three months ended March 31, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009.

	Three Months Ended March 31,				Years Ended December 31,
	2012		2011		2011		2010		2009
	Operational Results	Per Diluted Share	Operational Results	Per Diluted Share	Operational Results	Per Diluted Share	Operational Results	Per Diluted Share	Operational Results	Per Diluted Share
	(In thousands, except per share data)
Net Income (GAAP)	$26,342	$0.42	$18,271	$0.29	$91,786	$1.46	$64,735	$1.03	$46,061	$0.86
Amortization of intangible assets	$10,318	$0.16	$3,560	$0.06	$16,385	$0.26	$7,856	$0.12	$9,724	$0.18
Tax effect of reconciling item	$(3,477)	$(0.06)	$(1,181)	$(0.02)	$(5,505)	$(0.09)	$(2,640)	$(0.04)	$(3,141)	$(0.06)
Non-GAAP Net-Income	$33,183	$0.52	$20,650	$0.33	$102,666	$1.63	$69,951	$1.11	$52,644	$0.98

Catalyst

The following tables set forth the selected historical consolidated financial data for Catalyst. The selected consolidated financial data as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from Catalyst’s audited consolidated financial statements and related notes thereto included as Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on May 9, 2012, which is incorporated by reference into this prospectus supplement. The selected consolidated financial data as of March 31, 2012 and for the quarters ended March 31, 2012 and March 31, 2011 have been derived from Catalyst’s unaudited consolidated financial statements and related notes included as Exhibit 99.3 to our Current Report on Form 8-K filed with the SEC on May 9, 2012, which is incorporated by reference into this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

This selected consolidated financial data should be read in conjunction with Catalyst’s audited consolidated financial statements and the notes related thereto and unaudited consolidated financial statements and the notes related thereto included as Exhibits 99.2 and 99.3, respectively, to our Current Report on Form 8-K filed with the SEC on May 9, 2012. See “Where you can find more information—Incorporation of certain information by reference.”

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012(1)	2011	2011(2)	2010(3)	2009(4)
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$1,454,805	$1,121,733	$5,329,594	$3,764,092	$2,894,380

Net income attributable to Catalyst	$19,233	$20,296	$66,988	$80,957	$65,165

Net income per share attributable to Catalyst, basic	$0.39	$0.46	$1.41	$1.85	$1.51
Net income per share attributable to Catalyst, diluted	$0.39	$0.45	$1.39	$1.82	$1.48
Adjusted earnings per diluted share(5)	$0.62	$0.52	$2.37	$1.93	$1.55
Book value per common share	$17.31		$17.01
Weighted average shares of common stock outstanding, basic	49,144	44,152	47,569	43,855	43,128
Weighted average shares of common stock outstanding, diluted	49,592	44,724	48,107	44,536	43,942

	As of March 31,	As of December 31,
	2012(1)	2011(2)	2010(3)
	(In thousands, except per share data)
Balance Sheet Data:
Total assets	$2,018,395	$2,030,178	$1,142,036
Debt:
Current maturities of long-term debt	$7,500	$7,500	$7,500
Long-term debt	$261,250	$263,125	$140,625
Total liabilities	$1,149,875	$1,181,679	$603,913
Total stockholders’ equity	$868,520	$848,499	$538,123

(1)	On February 17, 2012, Catalyst acquired Molina Healthcare Insurance Company (“MHIC”) for $13.3 million in cash. MHIC is a shell insurance company, previously owned by Molina Healthcare, Inc., a California-based health plan. MHIC is licensed to sell life, annuity and accident health insurance products in all fifty states, except Maine and New York. All of the MHIC’s legacy business is ceded to Protective Life Insurance Company (“Protective”), an unrelated third party, through a 100% coinsurance agreement. Protective assumes all obligations from MHIC to pay claims and administer the life and annuity block of business.
(2)	Includes the WHI acquisition effective June 13, 2011.
(3)	Includes the acquisitions of FutureScripts, LLC and FutureScripts Secure LLC effective September 13, 2010.
(4)	Effective January 1, 2009, Catalyst adopted (a) the Financial Accounting Standards Board’s, or FASB, revised authoritative guidance for business combinations and (b) the FASB’s authoritative guidance for fair value measurements for non-financial assets and liabilities that are measured at fair value on a non-recurring basis. See “Note 11. Business Combinations” and “Note 7. Fair Value Measurements,” respectively, of Catalyst’s consolidated financial statements included as Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on May 9, 2012.

(5)	Catalyst provides diluted earnings per share excluding the impact of acquisition-related intangible amortization and WHI transition, transaction and integration costs in order to compare underlying financial performance to prior periods. Catalyst’s management believes that this non-GAAP financial measure provides useful supplemental information regarding the performance of its business operations and facilitates comparisons to historical operating results.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012	2011	2011	2010	2009
GAAP diluted earnings per share	$0.39	$0.45	$1.39	$1.82	$1.48
Adjustments for WHI transaction, transition and integration related cost (a)	0.11	0.02	0.61	0	0
Adjustment to amortization of intangible asset (b)	0.12	0.05	0.37	0.11	0.07

Diluted earnings per share, as adjusted	$0.62	$0.52	$2.37	$1.93	$1.55

(a)	This adjustment represents the per share effect of transaction, transition and integration costs directly related to the acquisition of WHI, of approximately $8.8 million and $1.5 million ($5.5 million and $0.9 million after tax) for the three months ended March 31, 2012 and 2011, respectively, and $47.6 million ($29.7 million after tax) for the year ended December 31, 2011. Transaction, transition and integration expenses are included in selling, general and administrative expenses on Catalyst’s consolidated statements of operations. Transaction, transition and integration expenses include, but are not limited to, charges related to the acquisition of WHI, primarily comprised of transaction closing costs, professional fees (banking, legal and accounting), transition services, integration, retention payments, severance and other acquisition-related expenses or post-closing expenses. These charges include only expenses that are expected to end when the integration is complete.
(b)	This adjustment represents the per share effect of WHI and all other prior acquisition related intangible amortization. Acquisition-related intangible amortization of approximately $5.7 million and $1.5 million ($3.6 million and $0.9 million after tax) for the three months ended March 31, 2012 and 2011, respectively, and $15.5 million ($9.7 million after tax), $5.4 million ($3.4 million net of tax) and $4.8 million ($3.0 million net of tax) for the years ended December 31, 2011, 2010 and 2009, respectively, is included in selling, general and administrative expenses. Acquisition-related intangible amortization of approximately $4.2 million and $1.8 million ($2.6 million and $1.1 million after tax) is included as a reduction to revenue for the three months ended March 31, 2012 and 2011, respectively. Further, $12.9 million and $2.7 million ($8.0 million and $1.7 million after tax) are included as a reduction of revenue for the twelve months ended December 31, 2011 and 2010, respectively.

Summary selected unaudited pro forma condensed combined financial information

The following selected unaudited pro forma condensed combined statement of operations data for the quarter ended March 31, 2012 and the year ended December 31, 2011 reflect the Catalyst Merger and related financing transactions, including this offering, as if they had occurred on January 1, 2011. The following selected unaudited pro forma condensed combined balance sheet data as of March 31, 2012 reflect the Catalyst Merger and related financing transactions, including this offering, as if they had occurred on March 31, 2012.

Such unaudited pro forma condensed combined financial data is based on our and Catalyst’s historical financial statements and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited pro forma condensed combined financial statements of SXC and Catalyst,” including assumptions relating to the allocation of the consideration paid for the assets and liabilities of Catalyst based on preliminary estimates of their fair value. This unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what our and Catalyst’s operating results or financial position would have been had the Catalyst Merger and related financing transactions, including this offering, been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. We and Catalyst may have performed differently had they been combined during the periods presented. The following should be read in connection with the section of this prospectus supplement entitled “Unaudited pro forma condensed combined financial statements of SXC and Catalyst” and other information included in or incorporated by reference into this prospectus supplement.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

(in thousands, except per share data)

	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Revenue	$3,171,357	$11,194,772
Net income attributable to the combined company	$17,995	$31,456
Earnings per share, basic	$0.18	$0.32
Earnings per share, diluted	$0.18	$0.31
Weighted average common shares outstanding
Basic	100,193	99,582
Diluted	101,245	100,762

Unaudited Pro Forma Condensed Combined Balance Sheet Data

(in thousands)

As of March 31, 2012
Total assets	$7,498,345
Long-term debt	$1,359,211
Total shareholders’ equity	$4,225,753

Risk factors

Investing in our common shares involves significant risk. Before deciding to invest in our common shares, you should carefully consider and evaluate all of the information included and incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks described below. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks. You should also read and consider the risks associated with each of our and Catalyst’s businesses that are described in this prospectus supplement or in documents incorporated by reference into this prospectus supplement because these risks may also affect the combined company. These risks can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 and Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on May 9, 2012, each of which is incorporated by reference into this prospectus supplement. You should also read and consider the other information in this prospectus supplement and the other documents incorporated by reference into this prospectus supplement. See “Where you can find more information—Incorporation of certain information by reference.”

Risks related to the Catalyst Merger

Failure to complete the Catalyst Merger could negatively impact the price of our common shares and our future businesses and financial results.

If the Catalyst Merger is not completed, our ongoing businesses may be adversely affected and we will be subject to several risks and consequences, including the following:

•

we may be required, under certain circumstances, to pay Catalyst a termination fee of $134,500,000 or reimburse Catalyst’s expenses up to $41,400,000, or, if the Catalyst Merger Agreement is terminated under certain specified circumstances relating to our failure to obtain the requisite financing for the Catalyst Merger when all of the conditions to closing the Catalyst Merger are satisfied or waived, we may be required to pay Catalyst a termination fee of $281,500,000 under the Catalyst Merger Agreement;

•	we will be required to pay certain costs relating to the Catalyst Merger, whether or not the Catalyst Merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the Catalyst Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Catalyst Merger which may adversely affect our ability to execute certain of our business strategies; and

•

matters relating to the Catalyst Merger may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company.

In addition, if the Catalyst Merger is not completed, we may experience negative reactions from the financial markets and from our customers and employees. We also could be subject to litigation related to any failure to complete the Catalyst Merger or to enforcement proceedings commenced against us to perform our obligations under the Catalyst Merger Agreement. If the Catalyst Merger is not completed, we cannot assure our shareholders that the risks described above will not materialize and will not materially affect our business, financial results and common share price.

The combined company may not realize all of the anticipated benefits of the transaction or such benefits may take longer to realize than expected.

The success of the Catalyst Merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining our businesses and Catalyst’s as further described in the section titled “The Catalyst Merger—Strategic rationale.” The combined company’s ability to realize the anticipated benefits of the

Catalyst Merger will depend, to a large extent, on our ability to integrate the our business with Catalyst’s business. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Catalyst and us. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Catalyst and us. The failure of the combined company to meet the challenges involved in integrating successfully our operations and Catalyst’s operations or otherwise to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•

the potential diversion of management focus and resources from other strategic opportunities and from operational matters and potential disruption associated with the Catalyst Merger, including the risk that the announcement of the transactions and potential diversion of management and employee attention may adversely affect our ability to retain current clients and bid for and secure new client contracts, particularly in the current selling season;

•	retaining existing clients and attracting new clients;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	unforeseen expenses or delays associated with the Catalyst Merger; and

•	making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if our operations and Catalyst’s are integrated successfully, the combined company may not realize the full benefits of the transaction, including the synergies, cost savings or sales or growth opportunities that the combined company expects. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure you that the combination of Catalyst with us will result in the realization of the full benefits anticipated from the transaction.

The combined company’s financial results will depend in substantial part on our ability to maintain our and Catalyst’s present relationships with our respective customers.

A substantial portion of our revenues and Catalyst’s revenues is generated from a small number of customers. However, prior to and after the completion of the Catalyst Merger, our competitors and Catalyst’s may attempt to persuade our and Catalyst’s present customers to take their business elsewhere. Contracts with many of these customers permit the customer to terminate the contract for convenience on relatively short notice or upon completion of a transaction such as the Catalyst Merger. The combined company’s success will depend in part on its ability to maintain these customer relationships. If we and Catalyst (prior to the Catalyst Merger) and the combined company (upon the completion of the Catalyst Merger) are unable to maintain relationships with our customers and Catalyst’s customers, or are required to modify the financial terms of those relationships to the detriment of the combined company, the combined company’s business, financial condition and results of operations could be adversely affected.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

The success of the combined company largely depends on the skills, experience and continued efforts of the management and other key personnel. As a result, to be successful, the combined company must retain and motivate executives and other key employees. Our employees may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating Catalyst with us. If the combined company is unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed executives and employees that could otherwise be used to integrate our businesses and Catalyst’s or otherwise pursue business opportunities. If any of our key personnel or Catalyst’s were to join an existing competitor or form a competing company, some clients could choose to use the services of that competitor instead of the services of the combined company. There can be no assurance that the combined company will be able to retain and motivate its employees.

We will record goodwill and intangible assets that could become impaired and adversely affect our results of operations and financial condition.

Accounting standards in the United States require that one party to the merger be identified as the acquirer. In accordance with these standards, the Catalyst Merger will be accounted for as an acquisition of Catalyst common stock by us and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Catalyst will be consolidated with ours. The excess of the purchase price over the fair values of Catalyst’s assets and liabilities, if any, will be recorded as goodwill. The unaudited pro forma condensed combined balance sheet as of March 31, 2012 reflects goodwill of $4.4 billion and intangible assets of $1.5 billion. These amounts include $3.9 billion of goodwill and $1.3 billion of customer relationship intangible assets resulting from the Catalyst Merger, which are based on our management’s preliminary fair value estimates and are subject to change, including due to fluctuations in the market value of our common shares, as discussed further in note 3 to the “Unaudited pro forma condensed combined financial statements of SXC and Catalyst.”

We are required to assess goodwill and intangible assets for impairment at least annually. In the future we may take charges against earnings resulting from impairment. Any determination requiring the write-off of a significant portion of our goodwill or other intangible assets could adversely affect our results of operations and our financial condition.

If our financing for the Catalyst Merger becomes unavailable, the Catalyst Merger may not be completed.

We intend to finance a portion of the cash component of the merger consideration, to refinance our and Catalyst’s existing indebtedness and to pay related fees and expenses with debt financing. Concurrently, and in connection with entering into the Catalyst Merger Agreement, we entered into the debt commitment letter with J.P. Morgan and JPMCB. J.P. Morgan, JPMCB and we subsequently entered into accession agreements to the debt commitment letter with Bank of America, Barclays Bank PLC and SunTrust. Pursuant to the debt commitment letter and the accession agreements, and subject to the conditions set forth therein, JPMCB, Bank of America, Barclays Bank PLC and SunTrust committed to provide senior secured credit facilities in an aggregate amount of $1.8 billion. Borrowings under these credit facilities will be used by us to pay a portion of the cash component of the merger consideration, to refinance existing indebtedness of ours and Catalyst and to pay related fees and expenses.

There are a number of conditions in the debt commitment letter that must be satisfied or waived in order for closing of the debt financing to occur. There is a risk these conditions will not be satisfied. In the event that the financing contemplated by the debt commitment letter is not available, we may be required to obtain alternative financing on terms that are less favorable to us than those in the debt commitment letter. In addition, any alternative financing may not be available on acceptable terms, in a timely manner or at all. If other financing becomes necessary and we are unable to secure such other financing, the Catalyst Merger may not be completed. In the event of a termination of the Catalyst Merger Agreement by Catalyst due to our inability to obtain the necessary financing to complete the Catalyst Merger when all other conditions have been satisfied or waived, we may be obligated under certain specified circumstances to pay a termination fee to Catalyst in the amount of $281.5 million.

If the Catalyst Merger is not consummated, we intend to use the net proceeds from this offering for general corporate purposes and we will have broad discretion in allocating them. We have not identified any specific use of the net proceeds of this offering in the event the Catalyst Merger is not completed. The shares offered hereby will remain outstanding whether or not the Catalyst Merger is completed.

We expect to incur substantial indebtedness to finance the Catalyst Merger, which may decrease our business flexibility and adversely affect our financial results.

We expect to incur additional debt of approximately $1.4 billion to finance a portion of the cash component of the merger consideration, to refinance our and Catalyst’s existing indebtedness and to pay related fees and expenses. The financial and other covenants to which we have agreed or may agree in connection with the incurrence of such debt and the combined company’s increased indebtedness and higher debt-to-equity ratio in comparison to that of SXC on a recent historical basis may have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions, thereby placing the combined company at a competitive disadvantage compared to competitors that have less indebtedness and making the combined company more vulnerable to general adverse economic and industry conditions. The increased indebtedness will also increase borrowing costs and the covenants pertaining thereto may also limit the combined company’s ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements. The combined company will also be required to dedicate a larger portion of its cash flow from operations to payments on our indebtedness, thereby reducing the availability of its cash flow for other purposes, including working capital, capital expenditures and general corporate purposes. In addition, the terms and conditions of such debt may not be favorable to the combined company, and, as such, could further increase the cost of the Catalyst Merger, as well as the overall burden of such debt upon the combined company and the combined company’s business flexibility. Further, if any portion of the combined company’s borrowings is at variable rates of interest, it will be exposed to the risk of increased interest rates.

The combined company’s ability to make payments on and to refinance its debt obligations and to fund planned capital expenditures will depend on its ability to generate cash from the combined company’s operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the combined company’s control.

The combined company may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If the combined company cannot service its indebtedness, the combined company may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of the combined company’s business strategy or prevent the combined company from entering into transactions that would otherwise benefit its business.

Any of the foregoing consequences could adversely affect the combined company’s financial results.

We will incur significant transaction and integration costs in connection with the Catalyst Merger.

We expect to incur a number of costs associated with completing the Catalyst Merger and integrating the operations of the two companies. The substantial majority of these costs will be non-recurring expenses resulting from the Catalyst Merger and will consist of transaction costs related to the Catalyst Merger, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of our and Catalyst’s businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and integration costs over time, we may not achieve this net benefit in the near term, or at all.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are not intended to represent what the combined company’s actual financial position or results of operations would have been had the transaction been completed on the dates indicated and are not necessarily an indication of the combined company’s financial condition or results of operations following the transaction.

The unaudited pro forma condensed combined financial statements contained in this prospectus supplement are presented for illustrative purposes, do not purport to be indicative of what the combined company’s actual financial position or results of operations would have been had the Catalyst Merger and related financing transactions, including this offering, and certain recent acquisitions by Catalyst and us been completed on the dates indicated and may not be an indication of the combined company’s financial condition or results of operations following the Catalyst Merger and such transactions and acquisitions for several reasons. The unaudited pro forma condensed combined financial statements have been derived from our and Catalyst’s historical financial statements and adjustments and assumptions have been made regarding the combined company after giving effect to the Catalyst Merger and such transactions and acquisitions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy and are subject to further refinement. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Catalyst Merger and the related financing transactions. For example, the impact of any costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial statements. As a result, the actual financial condition and results of operations of the combined company following the Catalyst Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements.

The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Catalyst Merger. Any decline or potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited pro forma condensed combined financial statements of SXC and Catalyst.”

Financial and other information related to the Catalyst Merger has not been reviewed by the SEC.

On May 9, 2012, we filed a Current Report on Form 8-K that includes historical financial information of Catalyst and unaudited pro forma financial information that gives effect, as described therein, to the Catalyst Merger. In connection with the Catalyst Merger, we have filed a Registration Statement on Form S-4 that includes such information and other important information about the Catalyst Merger. The historical financial information, unaudited pro forma financial information and disclosures regarding the Catalyst Merger have not been reviewed by the SEC. In connection with any review by the SEC of our Registration Statement on Form S-4 or other SEC filings related to the Catalyst Merger, we or Catalyst may be required to make changes to the information included therein, including changes to the documents that we and Catalyst file with the SEC under the Exchange Act.

If the combined company is unable to manage its growth, its business and financial results could suffer.

The combined company’s future financial results will depend in part on its ability to profitably manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, we have engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

The market price of the common stock of the combined company may be affected by factors different from those affecting the market price for our common shares.

Upon completion of the Catalyst Merger, holders of Catalyst common stock will become holders of our common shares. Our business differs from that of Catalyst, and the business of the combined company will differ from our business, and accordingly, the results of operations for the combined company will be affected by factors different from those currently affecting the results of operations of Catalyst and may be affected by factors different from those currently affecting our results of operations.

The issuance of our common shares to Catalyst stockholders pursuant to the Catalyst Merger Agreement will substantially reduce the percentage ownership interests of our current shareholders.

Based on the number of shares of common stock of SXC and Catalyst outstanding on April 17, 2012, the date of the Catalyst Merger Agreement, we expect to issue or reserve for issuance approximately 34 million of our common shares in connection with the Catalyst Merger (including common shares issuable to Catalyst stockholders and common shares issuable in respect of outstanding Catalyst warrants and Catalyst stock options and other equity-based awards). Based on these numbers, upon the completion of the Catalyst Merger, our shareholders and former Catalyst stockholders would own approximately 65% and 35% of our outstanding common shares, respectively, immediately following the completion of the Catalyst Merger (without giving effect to this offering). The Catalyst Merger will have no effect on the number of our common shares owned by our existing shareholders. The issuance of approximately 34 million of our common shares to Catalyst stockholders and in respect of outstanding Catalyst equity-based incentive awards and warrants will cause a significant reduction in the relative percentage interests of our current shareholders in earnings, voting, liquidation value and book and market value. In addition, under certain circumstances we may determine it is necessary to amend the Catalyst Merger Agreement and increase the number of our common shares to be issued thereunder, which would result in additional dilution to our current shareholders. The lock-up provision in the underwriting agreement with the underwriters does not limit the number of our common shares that we may issue or equity securities of Catalyst we may assume pursuant to the Catalyst Merger Agreement or any amendment thereto.

The Catalyst Merger may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares.

We currently anticipate that the Catalyst Merger will be accretive to non-GAAP earnings per share in 2013. This expectation is based on preliminary estimates which may materially change. We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Catalyst Merger. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the Catalyst Merger and cause a decrease in the price of our common shares.

Several lawsuits have been filed against Catalyst, Catalyst's directors, us and certain of our wholly-owned subsidiaries, and an adverse ruling in such lawsuits may prevent the Catalyst Merger from becoming effective or from becoming effective within the expected timeframe.

Catalyst, Catalyst's board of directors, we and certain of our wholly-owned subsidiaries are named defendants in lawsuits brought by and on behalf of Catalyst stockholders challenging the Catalyst Merger, seeking, among other things, to enjoin the defendants from completing the Catalyst Merger on the agreed upon terms.

One of the conditions of closing of the Catalyst Merger is that there is not any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Catalyst Merger. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the Catalyst Merger on agreed upon terms, then such injunction may prevent the Catalyst Merger from becoming effective, or from becoming effective in the expected timeframe.

Risks related to our business and Catalyst’s business

We are and will continue to be subject to the risks described in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2011, and upon completion of the Catalyst Merger we will be subject to the risks described with respect to Catalyst in Exhibit 99.1 to our Current Report on Form 8-K dated May 9, 2012, in each case as filed with the SEC and incorporated by reference into this prospectus supplement. See “Where you can find more information—Incorporation of certain information by reference.”

Risks related to our common shares and dividend policy

This offering is not conditioned upon the closing of the Catalyst Merger and there can be no assurance that the Catalyst Merger will be completed.

We intend to use the net proceeds of this offering to finance a portion of the aggregate cash consideration payable in the Catalyst Merger and payment of certain related fees and expenses or for general corporate purposes. However, this offering is not conditioned on the consummation of the Catalyst Merger. We cannot assure you that the Catalyst Merger will be consummated on the terms described in this prospectus supplement or at all. The consummation of the Catalyst Merger is subject to a number of conditions precedent which may or may not be satisfied, including certain governmental and regulatory approvals and other closing conditions. If the Catalyst Merger is not consummated, we intend to use the net proceeds from this offering for general corporate purposes and we will have broad discretion in allocating them. We have not identified any specific use of the net proceeds of this offering in the event the Catalyst Merger is not completed. The shares offered hereby will remain outstanding whether or not the Catalyst Merger is completed.

Our quarterly operating results may vary significantly, which could negatively impact the price of our common shares.

Our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future. You should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or the price of our common shares. Factors that might cause our operating results to vary from quarter to quarter include, but are not limited to:

•	the possible termination of, or unfavorable modification to, contracts with key customers or providers;

•	the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network;

•

competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective customers, as well as competition from new competitors offering services that may, in whole or in part, replace services that we now provide to our customers;

•

the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products;

•	our ability to maintain growth rates, or to control operating or capital costs, including the impact of declines in prescription drug utilization resulting from the current economic environment;

•	changes in industry pricing benchmarks such as AWP and average manufacturer price, which could have the effect of reducing prices and margins;

•

changes to industry regulations, including potential healthcare reform initiatives, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations and the impact of such matters on the healthcare marketplace), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations;

•

the use and protection of the intellectual property, data, and tangible assets that we use in our business, or claims by others of infringement or alleged infringement by us of their intellectual property;

•	increase in credit risk relative to our customers due to adverse economic trends or other factors; and

•

general developments in the healthcare industry, including the impact of increases in healthcare costs, government programs to control healthcare costs, changes in drug utilization and cost patterns and introductions of new drugs.

If our results of operations from quarter to quarter fail to meet the expectations of securities analysts and investors, the price of our common shares could suffer or be negatively impacted.

The market price of our common shares may fluctuate significantly, and this may make it difficult for holders to resell our common shares when they want or at prices that they find attractive.

The price of our common shares on the NASDAQ Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”) constantly changes. We expect that the market price of our common shares will continue to fluctuate. The market price of our common shares may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	changes in market conditions;

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in the economy and the financial markets;

•	departures of key personnel;

•	changes in governmental regulations; and

•	geopolitical conditions, such as acts or threats of terrorism or military conflicts.

In addition, in recent years, global equity markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common shares, regardless of our operating results.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common shares to decline.

There may be future sales or issuances of our common shares, which will dilute the ownership interests of shareholders and may adversely affect the market price of our common shares.

In addition to the shares we expect to issue pursuant to the Catalyst Merger Agreement, we may issue additional common shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or substantially similar securities, which may result in dilution to our shareholders. In addition, our shareholders may be further diluted by future issuances under our equity incentive plans. The market price of our common shares could decline as a result of sales or issuances of a large number of our common shares or similar securities in the market after this offering or the perception that such sales or issuances could occur.

The common shares are equity interests and are subordinate to our existing and future indebtedness.

The common shares are equity interests. This means the common shares will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy or similar proceeding. Our existing indebtedness restricts, and future indebtedness may restrict, payment of dividends on the common shares.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common shares, (i) dividends are payable only when and if declared by our board of directors or a duly authorized committee of the board and (ii) as a corporation, we are restricted to only making dividend payments and redemption payments out of legally available assets. Further, the common shares place no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to shareholders generally.

We do not currently intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

We do not expect to pay cash dividends on our common shares, including the common shares issued in this offering. Any future dividend payments are within the absolute discretion of our board of directors or a duly authorized committee of the board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common shares. See “Price range of our common shares and dividend policy—Dividend policy.”

Use of proceeds

We estimate the net proceeds from the sale of common shares from this offering will be approximately $450.8 million (or approximately $518.6 million if the underwriters’ over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds from this offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option) to finance a portion of the aggregate cash consideration payable in the Catalyst Merger and payment of certain related fees and expenses, or for general corporate purposes. In the event the Catalyst Merger is not consummated for any reason, we intend to use the net proceeds from this offering for general corporate purposes, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses. In addition, we may use the net proceeds of the offering to fund capital expenditures and provide working capital to, among other things, enhance capital and maintain financial flexibility. The amounts and timing of the uses of the proceeds will vary significantly depending on numerous factors, some of which are outside of our control. Accordingly, we will retain broad discretion over the use of the net proceeds, and we may ultimately use the proceeds for different purposes or uses that we have not listed above.

Capitalization

The following table sets forth our capitalization as of March 31, 2012:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of 5,200,000 common shares offered hereby at the public offering price of $90.60 (pending the application of the net proceeds therefrom as described under “Use of proceeds”), and assuming no exercise of the underwriters’ option to purchase up to an additional 780,000 of our common shares; and

•

on a pro forma as adjusted basis to give effect to this offering and the application of the proceeds therefrom exclusively to pay a portion of the cash component of the merger consideration and related fees and expenses, as described under “Use of proceeds,” and the Catalyst Merger and the related transactions described under “The Catalyst Merger” as if they occurred on March 31, 2012.

Actual pro forma as adjusted amounts may vary from amounts set forth below depending on several factors, including potential changes in our financing plans as a result of market conditions or other factors, the timing of the consummation of the respective transactions and other factors. You should read the data set forth in the table below in conjunction with “Prospectus supplement summary—Recent developments—Pending Merger with Catalyst Health Solutions, Inc.,” “Prospectus supplement summary—Summary selected historical financial data,” “Prospectus supplement summary—Summary selected unaudited pro forma condensed combined financial information,” “Use of proceeds” and “Unaudited pro forma condensed combined financial statements of SXC and Catalyst” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. The pro forma as adjusted information set forth below may not reflect our cash, debt and capitalization in the future.

	March 31, 2012
	Actual	As adjusted for this offering(1)	Pro forma as adjusted for this offering and the Catalyst Merger(2)
	(In thousands)
Cash and cash equivalents (including restricted cash)	$272,119	$722,894	$362,898
Long-term debt:
Existing revolving credit facility(3)	100,000	100,000	—
New senior secured credit facilities(4):
Term Facilities	—	—	1,359,211
Revolving Facility	—	—	—

Total long-term debt	100,000	100,000	1,359,211
Shareholders’ equity:
Common shares: no par value, unlimited shares authorized; 62,874 shares issued and outstanding at March 31, 2012; 68,074 shares outstanding pro forma; 101,872 shares outstanding pro forma as adjusted	411,826	862,601	3,924,665
Additional paid-in capital	34,791	34,791	61,413
Retained earnings	264,675	264,675	239,675

Total shareholders’ equity	711,292	1,162,067	4,225,753

Total capitalization	$1,083,411	$1,984,961	$5,947,862

(1)	Assumes that we receive net proceeds from this offering of $450.8 million (which further assumes the underwriters do not exercise their over-allotment option).

(2)	The pro forma as adjusted cash balance assumes that a portion of the net proceeds from this offering will be retained by us pending its use for general corporate purposes in lieu of reducing the debt incurred pursuant to the Term Facilities.
(3)	In connection with and subject to the consummation of the Catalyst Merger and related debt financing, we will terminate our existing revolving credit agreement.
(4)	In connection with the Catalyst Merger, we will enter into the senior secured credit facilities, which will provide an aggregate principal amount of $1.8 billion of borrowings under (i) a five-year senior secured term loan A facility in the amount of $650,000,000, (ii) a seven-year senior secured term loan B facility in the amount of $800,000,000 (together with the term loan A facility, the “Term Facilities”) and (iii) a five-year senior secured revolving credit facility in the amount of $350,000,000 (the “Revolving Facility”). Borrowings under the Term Facilities will be used to finance a portion of the cash component of the merger consideration, to refinance our and Catalyst’s existing indebtedness and to pay related fees and expenses. The amount of the Revolving Facility that will ultimately be drawn will depend, in part, on the amount of available cash at the time of the closing of the Catalyst Merger.

Price range of our common shares and dividend policy

Price range of our common shares

Our common shares are traded on the TSX and NASDAQ under the symbol “SXC” and “SXCI,” respectively. Amounts related to trading on the TSX are provided in Canadian dollars. The following table sets forth for each period indicated the high and low sales prices for our common shares on NASDAQ:

	SXC Common Shares
	High	Low	Dividends Paid
For the quarterly period ended:
March 31, 2010	$34.47	$22.61	—
June 30, 2010	$38.49	$29.17	—
September 30, 2010	$41.58	$30.70	—
December 31, 2010	$45.78	$35.81	—
For the quarterly period ended:
March 31, 2011	$55.00	$42.60	—
June 30, 2011	$62.00	$52.53	—
September 30, 2011	$66.40	$45.31	—
December 31, 2011	$60.00	$40.36	—
For the quarterly period ended:
March 31, 2012	$76.42	$56.81	—
June 30, 2012 (through May 10, 2012)	$100.50	$72.82	—

The following table sets forth for each period indicated the high and low sales prices for our common shares on the TSX:

	SXC Common Shares
	High (Cdn.)	Low (Cdn.)	Dividends Paid
For the quarterly period ended:
March 31, 2010	$35.14	$23.22	—
June 30, 2010	$39.53	$31.50	—
September 30, 2010	$42.73	$31.88	—
December 31, 2010	$46.06	$36.76	—
For the quarterly period ended:
March 31, 2011	$53.52	$42.42	—
June 30, 2011	$59.50	$50.56	—
September 30, 2011	$62.64	$44.93	—
December 31, 2011	$60.97	$41.45	—
For the quarterly period ended:
March 31, 2012	$75.23	$57.27	—
June 30, 2012 (through May 10, 2012)	$99.56	$72.33	—

On May 10, 2012, the closing sale price of the common shares, as reported by NASDAQ and the TSX was $90.60 and Cdn.$90.99 per share, respectively. As of February 1, 2012, there were approximately 23,025 holders of our common shares either of record or in street name.

Dividend policy

We have never paid a dividend on our common shares and have no present intention to commence the payment of cash dividends. It is possible that our board of directors could determine in the future, based on our financial and other relevant circumstances and subject to any applicable restrictions under our credit agreement at that time, to pay dividends.

The Catalyst Merger

Overview

On April 18, 2012, we announced that we had entered into an Agreement and Plan of Merger (the “Catalyst Merger Agreement”) with Catalyst Health Solutions, Inc. (“Catalyst”), SXC Health Solutions, Inc., a direct wholly-owned subsidiary of SXC (“US Corp.”), Catamaran I Corp., a newly formed direct wholly-owned subsidiary of US Corp. (“Merger Sub”), and Catamaran II LLC, a newly formed direct wholly-owned subsidiary of US Corp. (“Merger LLC”). The Catalyst Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Catalyst, with Catalyst surviving as a wholly-owned subsidiary of US Corp. (the “Catalyst Merger”), and (ii) provided that certain tax opinions are received on or prior to the closing date of the Catalyst Merger regarding, among other things, the status of the Catalyst Merger and the Subsequent Merger, taken together, as a “reorganization” under Section 368(a) of the Code, immediately following the completion of the Catalyst Merger, Catalyst, as the surviving corporation from the Catalyst Merger, will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly-owned indirect subsidiary of SXC.

Under the terms of the Catalyst Merger Agreement, Catalyst stockholders will receive $28.00 in cash and 0.6606 of a common share of SXC for each share of Catalyst common stock they own upon closing of the transaction. Based on the closing price of our common shares on the NASDAQ on April 17, 2012, the stock component is valued at $53.02 per share, which brings the total consideration per share to Catalyst stockholders to $81.02. Based on the number of shares of outstanding capital stock and equity awards of Catalyst and SXC as of April 17, 2012, upon closing of the transaction and without giving effect to this offering, our shareholders are expected to own approximately 65% of the combined company, and Catalyst stockholders are expected to own approximately 35%.

Strategic rationale

We expect to realize a number of benefits from our business combination transaction with Catalyst, including the following:

•

Highly Complementary Businesses. We believe that, with flexible and customized services and solutions, the combined company will be better positioned to meet the needs of a more diverse client base that includes large employers, managed care organizations, state and local governments and hospice, fee-for-service Medicaid, long-term care, and workers’ compensation clients, among others.

•

Enhanced Size and Scale to Deliver More Cost-Effective Solutions. We believe that the combined company should be able to leverage its enhanced size and scale to create more purchasing efficiency in the supply chain and generate greater cost savings for plan sponsors and members. As of the date of this prospectus supplement, the combined company is expected to cover approximately 30 million members, with annual prescription volume of more than 200 million adjusted PBM scripts and expected combined company revenue of approximately $13 billion for fiscal year 2012. Adjusted PBM scripts equal retail and specialty prescriptions, plus mail pharmacy prescriptions multiplied by three. The mail pharmacy prescriptions are multiplied by three to adjust for the fact that they typically include approximately three times the amount of product days supplied as compared to retail and specialty prescriptions.

•

Strong Position in Key Growth Areas. We believe that the combined company will be uniquely positioned to capitalize on key areas of growth in the evolving healthcare market, including positive trends in drug utilization, greater member engagement, specialty pharmacy benefit programs, new biosimilar introductions, home delivery, generic utilization, and increases in the number of insured lives and will have the ability to target a larger market and compete for a full range of employer, health plan and government contracts.

•

Well Positioned for Healthcare Reform. We believe that the combined company will be well positioned to capitalize on the changes in the regulatory landscape of the healthcare industry, regardless of the outcome of healthcare reform. This belief is based on, among other things, the fact that the combined company is expected to have a strong fee-for-service Medicaid offering, as well as a complete Medicare and Managed Medicaid product line.

•

Accelerated Growth. We expect that the combination will allow us to accelerate our growth faster than we could do so organically and will increase our ability to achieve our goal of providing affordable and high quality healthcare solutions that enhance value for employer, health plan and government customers.

•

Accretive Transaction. While there can be no assurance as to the results of the combined company, we expect that the Catalyst Merger will be accretive to the combined company’s non-GAAP earnings in 2013, which excludes transaction-related amortization.

•

Significant Opportunity for Synergies. Although no assurances could be given that any particular level of synergies will be achieved, based upon work performed by management as of the date of this prospectus supplement, the Catalyst Merger is expected to provide significant opportunities for cost savings. Specifically, the combined company is expected to achieve approximately $125 million of annual cost synergies over the first 18 to 24 months after closing, through improved scale and operating leverage.

•	Strong Management Team. We believe that the combined company would be led by a strong, experienced management team with a demonstrated track record of integrating acquisitions.

For a discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Cautionary statement regarding forward-looking statements” and “Risk factors.”

Agreement and Plan of Merger

The completion of the Catalyst Merger is subject to certain conditions, including, among others, (i) approval and adoption by Catalyst stockholders of the Catalyst Merger Agreement, (ii) approval by our shareholders of the issuance of SXC common shares pursuant to the Catalyst Merger Agreement, (iii) the expiration or termination of the waiting period under the HSR Act and the receipt of certain governmental approvals, (iv) no court order prohibiting the transactions contemplated by the Catalyst Merger Agreement, (v) no exercise of appraisal rights by more than 10% of Catalyst stockholders, (vi) the approval for listing of SXC common shares to be issued in the Catalyst Merger on the NASDAQ and the Toronto Stock Exchange and (vii) subject to materiality exceptions, the accuracy of the representations and warranties made by SXC, US Corp., Merger Sub and Merger LLC, on the one hand, and Catalyst, on the other hand, and compliance by SXC, US Corp., Merger Sub, Merger LLC and Catalyst with their respective obligations under the Catalyst Merger Agreement. The completion of the Catalyst Merger is not subject to a financing condition. On April 27, 2012, we and Catalyst filed the required notification and report form under the HSR Act. The Catalyst Merger is expected to close in the second half of 2012, subject to satisfaction or waiver of the conditions to the Catalyst Merger. However, we cannot predict the actual timing of completion of the Catalyst Merger.

We and Catalyst have each made representations and warranties in the Catalyst Merger Agreement. We and Catalyst have each agreed to certain covenants and agreements, including, among others, (i) to conduct its business in the ordinary course of business during the period between the execution of the Catalyst Merger Agreement and the closing of the Catalyst Merger, (ii) not to solicit alternate transactions and (iii) to call and hold a special shareholders’ meeting to approve, and to recommend that the shareholders approve, the issuance of SXC common shares in connection with the Catalyst Merger (or, in the case of Catalyst, to recommend adoption of the Catalyst Merger Agreement), in each case, subject to certain customary exceptions.

The Catalyst Merger Agreement contains specified termination rights for both us and Catalyst. If the Catalyst Merger Agreement is terminated under certain specified circumstances, Catalyst must pay us a termination fee of $134.5 million. If the Catalyst Merger Agreement is terminated under certain other specified circumstances, we must pay Catalyst a termination fee of $134.5 million or, if the Catalyst Merger Agreement is terminated under certain specified circumstances relating to our failure to obtain the requisite financing for the Catalyst Merger, a termination fee of $281.5 million.

Provided that certain tax opinions are received on or prior to the closing date and the Subsequent Merger occurs, we and Catalyst will each treat the Catalyst Merger and the Subsequent Merger, taken together, for all tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The Catalyst Merger Agreement also provides that, at the effective time of the Catalyst Merger, the board of directors of SXC will consist of the directors of SXC as of immediately prior to such time and two directors mutually agreed upon by Catalyst and us.

A copy of the Catalyst Merger Agreement is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 20, 2012, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The foregoing description of the Catalyst Merger Agreement and the transactions contemplated thereby does not purport to be a complete description and is qualified in its entirety by reference to the such exhibit. This offering is not conditioned upon completion of the Catalyst Merger.

Debt financing

Concurrently, and in connection with entering into the Catalyst Merger Agreement, we entered into a commitment letter J.P. Morgan and JPMCB. We, J.P. Morgan and JPMCB subsequently entered into accession agreements to the debt commitment letter with Bank of America, Barclays Bank PLC and SunTrust. Pursuant to the debt commitment letter and the accession agreements and subject to the conditions set forth therein, JPMCB, Bank of America, Barclays Bank PLC and SunTrust committed to provide senior secured credit facilities in an aggregate amount of $1.8 billion, consisting of (i) a five-year senior secured term loan A facility in the amount of $650,000,000 (the “Term A Facility”), (ii) a seven-year senior secured term loan B facility in the amount of $800,000,000 (the “Term B Facility” and, together with the Term A Facility, the “Term Facilities”) and (iii) a five-year senior secured revolving credit facility in the amount of $350,000,000 (the “Revolving Facility,” and, together with the Term A Facility and Term B Facility, the “Credit Facilities”). Borrowings under the Term Facilities will be used to finance a portion of the cash component of the merger consideration, to refinance our and Catalyst’s existing indebtedness and to pay related fees and expenses. Borrowings under the Revolving Facility may be used for general corporate purposes, including the financing of a portion of the cash component of the merger consideration and other permitted acquisitions and payment of related fees and expenses. All of our obligations with respect to the Credit Facilities will be guaranteed by certain of our material direct and indirect subsidiaries, including US Corp. We will pay certain customary fees and expenses in connection with obtaining the Credit Facilities, including an underwriting fee, which we paid following execution of the debt commitment letter. J.P. Morgan and Barclays Capital Inc., an affiliate of Barclays Bank PLC, are providing certain advisory and other services to us in connection with the Catalyst Merger and related financing.

A copy of the debt commitment letter is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 20, 2012, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The foregoing description of the debt commitment letter and the transactions contemplated thereby does not purport to be a complete description and is qualified in its entirety by reference to such exhibit.

Unaudited pro forma condensed combined financial statements of SXC and Catalyst

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012 and for the twelve months ended December 31, 2011 give effect to the Catalyst Merger and related financing transactions, including this offering, as if each had occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012 gives effect to the Catalyst Merger and related financing transactions, including this offering, as if each had occurred on March 31, 2012 (together with the unaudited pro forma condensed combined statement of operations, the “pro forma financial statements”). Additionally, the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2011 gives effect to (i) our acquisition of HealthTran LLC, as more fully described in our Current Report on Form 8-K/A filed with the SEC on March 14, 2012, which was completed on January 1, 2012, as if it had occurred on January 1, 2011, and (ii) Catalyst’s acquisition of WHI, as more fully described in Catalyst’s Annual Report on Form 10-K for the year ended December 31, 2011 and Current Report on Form 8-K/A filed with the SEC on August 19, 2011, which was completed on June 13, 2011, as if it had occurred on January 1, 2011.

Effective immediately prior to the completion of the HealthTran acquisition, HealthTran sold, assigned, transferred, conveyed and delivered to Innovante Benefit Administrators, LLC (“Innovante”), a wholly-owned subsidiary of HealthTrans Data Services, LLC, a former significant equity interest holder of HealthTran, all of HealthTran’s right, title and interest in and to all assets exclusively used in the operation of its business of providing third party administration (“TPA”) services (the “TPA Business”) for both medical and prescription drug claim processing and adjudication and general benefit plan administration, in consideration for the payment of $1 and the assumption by Innovante of all of the liabilities of the TPA Business. The pro forma financial statements exclude the assets, liabilities and results of operations of the TPA Business, as the TPA Business was not acquired by us.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the Catalyst Merger and related financing transactions, including this offering, and the acquisitions of HealthTran and WHI, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The adjustments to the pro forma financial statements are preliminary and have been made solely for the purpose of developing the pro forma financial statements, necessary to comply with the applicable disclosure and reporting requirements of the SEC. The pro forma financial statements are not intended to represent what our actual consolidated results of operations or consolidated financial position would have been had the Catalyst Merger, the related financing transactions, including this offering, and the acquisitions occurred on the dates assumed, nor are they necessarily indicative of our future consolidated results of operations or consolidated financial position. The actual results reported in periods following the closing of the Catalyst Merger, the related financing transactions, including this offering, and the acquisitions may differ significantly from the pro forma financial statements for a number of reasons including, but not limited to: differences in the ordinary conduct of the business following the Catalyst Merger and acquisitions; differences between the assumptions used to prepare these pro forma financial statements and actual amounts; cost savings from operating efficiencies; changes to pharmacy network and rebate contracting; potential synergies; and the impact of the incremental costs incurred in integrating the companies.

The pro forma adjustments and related assumptions are described in the accompanying notes. The pro forma adjustments are based on assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. We believe that the assumptions used to derive the pro forma adjustments are reasonable given the information available; however, as the valuations of acquired assets and liabilities assumed are in process and are not expected to be finalized until after the Catalyst Merger is completed, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocation may be subject to adjustment.

Furthermore, the pro forma financial statements do not reflect any cost savings from potential operating efficiencies, any other potential synergies or any incremental costs that could result from integrating Catalyst, WHI or HealthTran. The pro forma financial statements are based on our historical financial statements and the historical financial statements of Catalyst, HealthTran, and WHI, as adjusted for the pro forma effect of the Catalyst Merger, related financing transactions, including this offering, and the acquisitions of HealthTran and WHI. The pro forma financial statements should be read in connection with our historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q filed with the SEC on May 4, 2012 and our Annual Report on Form 10-K filed with the SEC on February 24, 2012, the historical financial statements and the accompanying notes of Catalyst included as Exhibits 99.2 and 99.3 to our Current Report on Form 8-K filed with the SEC on May 9, 2012 and the historical financial statements and the accompanying notes of HealthTran included in Exhibits 99.2 and 99.3 of our Current Report on Form 8-K/A filed with the SEC on March 14, 2012, each of which is incorporated into this prospectus supplement. See “Where you can find more information—Incorporation of certain information by reference.”

SXC Health Solutions Corp.

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2012

(in thousands)

	SXC (actual)	Catalyst (actual)	Catalyst Merger Pro Forma Adjustments (Note 4-C)	Total Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$272,119	$51,223	$39,556	$362,898
Accounts receivable, net	292,471	444,629	(1,943)	735,157
Rebates receivable	46,970	230,386	—	277,356
Other current assets	37,760	39,868	—	77,628

Total current assets	649,320	766,106	37,613	1,453,039

Property and equipment, net	27,531	71,762	(3,160)	96,133
Goodwill	464,902	785,270	3,125,192	4,375,364
Other intangible assets, net	136,589	303,870	1,033,430	1,473,889
Other assets	5,789	91,387	2,744	99,920

Total assets	$1,284,131	$2,018,395	$4,195,819	$7,498,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Pharmacy benefit claim payments payable	$263,353	$402,053	$—	$665,406
Pharmacy benefit management rebates payable	69,223	247,819	—	317,042
Accounts payable	16,758	3,705	(1,943)	18,520
Accrued expenses and other current liabilities	95,755	137,052	55,000	287,807
Current portion of long-term debt	—	7,500	33,000	40,500

Total current liabilities	445,089	798,129	86,057	1,329,275

Long-term debt	100,000	261,250	997,961	1,359,211
Other liabilities	7,331	53,370	(10,989)	49,712
Deferred income taxes	20,419	37,126	476,174	533,719

Total liabilities	572,839	1,149,875	1,549,203	3,271,917

Shareholders’ equity
Common shares	411,826	506	3,512,333	3,924,665
Additional paid-in capital	34,791	493,103	(466,481)	61,413
Retained earnings/members deficit	264,675	389,045	(414,045)	239,675
Treasury stock	—	(14,779)	14,779	—
Accumulated other comprehensive loss	—	(30)	30	—

Total shareholders’ equity	711,292	867,845	2,646,616	4,225,753

Non-controlling interest	—	675	—	675

Total liabilities and shareholders’ equity	$1,284,131	$2,018,395	$4,195,819	$7,498,345

See the accompanying notes to the unaudited pro forma financial statements

SXC Health Solutions Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the three months ended March 31, 2012

(in thousands, except per share data)

	SXC (actual)	Catalyst (actual)	Catalyst Merger Pro Forma Adjustments (Note 4-C)	Total Pro Forma Combined
Revenue	$1,717,097	$1,454,805	$(545)	$3,171,357
Cost of revenue	1,606,708	1,359,472	(4,745)	2,961,435

Gross profit	110,389	95,333	4,200	209,922
Expenses:
Selling, general and administrative	56,714	58,160	(570)	114,304
Depreciation and amortization	12,674	9,563	38,179	60,416

Total operating expenses	69,388	67,723	37,609	174,720

Operating income (loss)	41,001	27,610	(33,409)	35,202
Interest and other expense, net	1,240	2,152	11,802	15,194
Income (loss) before income taxes	39,761	25,458	(45,211)	20,008

Income tax expense (benefit):	13,419	9,623	(17,631)	5,411

Net income (loss)	26,342	15,835	(27,580)	14,597
Noncontrolling interest net loss	—	(3,398)	—	(3,398)

Net income attributable to the company	$26,342	$19,233	$(27,580)	$17,995

Earnings per share:
Basic	$0.42	$0.39	—	$0.18
Diluted	$0.42	$0.39	—	$0.18
Weighted average shares outstanding:
Basic	62,529	49,144	5,200	100,193
Diluted	63,284	49,592	5,200	101,245

See the accompanying notes to the unaudited pro forma financial statements

SXC Health Solutions Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2011

(in thousands, except per share data)

	SXC (actual)	HealthTran (actual)	HealthTran Pro Forma Adjustments (Note 4-A)	SXC- HealthTran Pro Forma Combined	Catalyst (actual)	WHI (actual)	WHI Pro Forma Adjustments (Note 4-B)	Catalyst- WHI Pro Forma Combined	Catalyst Merger Pro Forma Adjustments (Note 4-C)	Total Pro Forma Combined
Revenue	$4,975,496	$253,044	$(23,505)	$5,205,035	$5,329,594	$57,741	$597,787	$5,985,122	$4,615	$11,194,772
Cost of revenue	4,666,008	199,796	(23,505)	4,842,299	5,021,709	—	604,624	5,626,333	(10,885)	10,457,747

Gross profit	309,488	53,248	—	362,736	307,885	57,741	(6,837)	358,789	15,500	737,025

Expenses:
Selling, general and administrative	145,788	44,478	(9,605)	180,661	166,483	57,507	(16,003)	207,987	—	388,648
Depreciation and amortization	23,129	6,093	15,100	44,322	27,182	6,354	1,606	35,142	157,155	236,619
Settlement expense	—	3,150	—	3,150	—	—	—	—	—	3,150

Total operating expenses	168,917	53,721	5,495	228,133	193,665	63,861	(14,397)	243,129	157,155	628,417

Operating income (loss)	140,571	(473)	(5,495)	134,603	114,220	(6,120)	7,560	115,660	(141,655)	108,608
Interest and other expense, net	2,277	9,793	(6,874)	5,196	7,263	(1,290)	2,772	8,745	46,245	60,186
Dividends on Class C preferred units	—	4,463	(4,463)	—	—	—	—	—	—	—
Accretion of Class C preferred units discount	—	902	(902)	—	—	—	—	—	—	—

Income (loss) before income taxes	138,294	(15,631)	6,744	129,407	106,957	(4,830)	4,788	106,915	(187,900)	48,422

Income tax expense (benefit):	46,508	—	(8,964)	37,544	40,370	20	1,843	42,233	(62,410)	17,367

Net income (loss)	91,786	(15,631)	15,708	91,863	66,587	(4,850)	2,945	64,682	(125,490)	31,055

Noncontrolling interest net loss	—	—	—	—	(401)	—	—	(401)	—	(401)

Net income attributable to the company	$91,786	$(15,631)	$15,708	$91,863	$66,988	$(4,850)	$2,945	$65,083	$(125,490)	$31,456

Earnings per share:
Basic	$1.48	—	—	$1.48	$1.41	—	—	$1.33	—	$0.32
Diluted	$1.46	—	—	$1.46	$1.39	—	—	$1.32	—	$0.31
Weighted average shares outstanding:
Basic	62,127	—	—	62,127	47,569	—	—	48,827	5,200	99,582
Diluted	62,952	—	—	62,952	48,107	—	—	49,365	5,200	100,762

See the accompanying notes to the unaudited pro forma financial statements

1.	Description of Transaction

On April 18, 2012, we announced that we had entered into an Agreement and Plan of Merger (the “Catalyst Merger Agreement”) with Catalyst Health Solutions, Inc. (“Catalyst”), SXC Health Solutions, Inc., a direct wholly-owned subsidiary of SXC (“US Corp.”), Catamaran I Corp., a newly formed direct wholly-owned subsidiary of US Corp. (“Merger Sub”), and Catamaran II LLC, a newly formed direct wholly-owned subsidiary of US Corp. (“Merger LLC”). The Catalyst Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Catalyst, with Catalyst surviving as a wholly-owned subsidiary of US Corp. (the “Catalyst Merger”), and (ii) provided that certain tax opinions are received on or prior to the closing date regarding, among other things, the status of the Catalyst Merger and the Subsequent Merger, taken together, as a “reorganization” under Section 368(a) of the Code, immediately following the completion of the Catalyst Merger, Catalyst, as the surviving corporation from the Catalyst Merger, will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly-owned subsidiary of US Corp.

Concurrently, and in connection with entering into the Catalyst Merger Agreement, we entered into a commitment letter with J.P. Morgan Securities LLC (“J.P. Morgan”) and JPMorgan Chase Bank, N.A. (“JPMCB”). We, J.P. Morgan and JPMCB subsequently entered into accession agreements to the debt commitment letter, which we refer to as the accession agreements, with Bank of America, N.A., which we refer to as Bank of America, Barclays Bank PLC, and SunTrust Bank, which we refer to as SunTrust. Pursuant to the debt commitment letter and the accession agreements and subject to the conditions set forth therein, JPMCB, Bank of America, Barclays Bank PLC and SunTrust committed to provide senior secured credit facilities in an aggregate amount of $1.8 billion, consisting of (i) a five-year senior secured term loan A facility in the amount of $650,000,000 (the “Term A Facility”), (ii) a seven-year senior secured term loan B facility in the amount of $800,000,000 (the “Term B Facility” and, together with the Term A Facility, the “Term Facilities”) and (iii) a five-year senior secured revolving credit facility in the amount of $350,000,000 (the “Revolving Facility,” and, together with the Term A Facility and Term B Facility, the “Credit Facilities”).

Each stock option and one series of warrants to acquire Catalyst common stock existing at the effective time of the Catalyst Merger will be assumed by us (each, a “continuing award”). At the closing of the Catalyst Merger, each continuing award will be converted into an award to acquire shares of our common shares, on the same terms and conditions as were applicable to the award prior to the Catalyst Merger. For each stock option, the share underlying the stock option award will be multiplied by a ratio equal to the sum of 0.6606 plus the fraction obtained by dividing $28.00 by the average per share daily closing price of our common shares over the five trading days preceding the closing date of the Catalyst Merger and the exercise price will be divided by the same ratio.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, with SXC being the accounting acquirer, and is based on our historical financial statements and the historical financial statements Catalyst, HealthTran LLC (“HealthTran”) and Walgreens Health Initiatives, Inc. (“WHI”). Certain reclassifications have been made to the historical financial statements of Catalyst to conform to the financial statement presentation to be adopted by us.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012 combines our consolidated statements of operations with those of Catalyst for the period then ended to give effect to the Catalyst Merger and the related financing transactions, including this offering, as if they had occurred on January 1, 2011. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 combines our consolidated statements of operations with those of Catalyst for the year then ended to give effect to the Catalyst Merger and related financing transactions, including this offering, as if they had occurred on January 1, 2011, the unaudited statement of operations of HealthTran for the twelve months ended November 30, 2011 to give effect to the HealthTran acquisition as if it had occurred on

January 1, 2011, and adds the unaudited results of WHI (now known as CatalystRx Health Initiatives) for the six-month period ended May 31, 2011, to give effect to the WHI acquisition as if it had occurred on January 1, 2011. The unaudited statement of operations of HealthTran for the twelve months ended November 30, 2011 was prepared by taking the audited HealthTran statement of operations for the twelve months ended May 31, 2011, less the results from the unaudited statement of operations of HealthTran for the six months ended November 30, 2010, plus the results from the unaudited statement of operations of HealthTran for the six months ended November 30, 2011. The HealthTran unaudited statement of operations for the year ended November 30, 2011 excludes the results of the TPA business line of HealthTran, which we did not acquire. The WHI pro forma adjustments include an adjustment to reduce WHI’s unaudited six-month results due to actual results already included in Catalyst’s results for the second half of June 2011.

The unaudited pro forma condensed combined balance sheet as of March 31, 2012, combines our consolidated balance sheets with those of Catalyst as of March 31, 2012 to give effect to the Catalyst Merger and the related financing transactions, including this offering, as if they had occurred on March 31, 2012.

The pro forma adjustments include the application of the acquisition method of accounting under purchase accounting guidance. Purchase accounting guidance requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing of the Catalyst Merger. The transaction fees for the Catalyst Merger, the related financing transactions, including this offering, and acquisitions are expensed as incurred and are included in selling, general and administrative expenses in our results and Catalyst’s results for the three months ended March 31, 2012 and the year ended December 31, 2011. Catalyst incurred approximately $12 million in transaction expenses during 2011 for its acquisition of WHI. We incurred approximately $0.9 million in transaction expenses during 2011 for our acquisition of HealthTran. We incurred approximately $0.3 million of transaction expenses and Catalyst incurred approximately $0.3 million of transaction expenses related to the Catalyst Merger during the three months ended March 31, 2012, and we and Catalyst each incurred an insignificant amount of transaction expenses related to the Catalyst Merger during 2011.

The pro forma adjustments described herein have been developed based on management’s judgment, including estimates relating to the allocations of purchase price to the assets acquired and liabilities assumed of Catalyst, WHI, and HealthTran based on preliminary estimates of fair value. Our management believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available; however, as the valuations of assets acquired and liabilities assumed are in process and are not expected to be finalized until subsequent to the Catalyst Merger’s completion later in 2012, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocations may be subject to adjustment. The pro forma financial statements do not reflect any cost savings from potential operating efficiencies, any other potential synergies or any incremental costs which may be incurred in connection with integrating Catalyst, WHI or HealthTran.

The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what our actual consolidated results of operations or consolidated financial position would have been had the Catalyst Merger, the related financing transactions, including this offering, or acquisitions occurred on the dates assumed, nor are they necessarily indicative of our future consolidated results of operations or consolidated financial position.

3.	Preliminary Purchase Price Calculation and Allocation

We will allocate the purchase price in the Catalyst Merger to the fair value of the Catalyst assets acquired and liabilities assumed. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Catalyst as of March 31, 2012. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisers, at the completion of the Catalyst Merger. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the Catalyst Merger. The estimated intangible assets are comprised of customer contracts with an estimated useful life of 8 years and trade names with an estimated useful life of 1 year. Additional intangible asset classes may be identified as the valuation process continues, however such items are currently not expected to be material to the overall purchase price allocation. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill. Below is a preliminary purchase price calculation as well as a preliminary purchase price allocation.

Purchase price calculation	Amount (in thousands)
Cash payment	$1,432,536
SXC shares issued	3,062,064
Options and warrants assumed	26,622

Total purchase price	$4,521,222

The preliminary purchase price calculation was based on the number of outstanding shares of Catalyst common stock, stock options, restricted stock units (“RSU”) and warrants as of March 31, 2012, disclosed in Catalyst’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2012. All RSUs and 100,000 Catalyst common stock warrants issued in connection with a 2010 acquisition, were treated as shares outstanding for the purchase price calculation. The cash component of the purchase price was a product of the shares of Catalyst common stock assumed to be outstanding multiplied by $28.00 per share. The value for our common shares to be exchanged for Catalyst common stock was calculated by applying the conversion factor of 0.6606 of a common share for each share of Catalyst common stock outstanding, multiplied by the public offering price of $90.60. Outstanding Catalyst stock options and the remaining 255,000 Catalyst common stock warrants were valued using a Black Scholes model, utilizing the public offering price of $90.60, a volatility rate of 49%, a risk free interest rate of 0.83%, an expected life of 0.3 years for the stock options and 3 years for the Catalyst common stock warrants and a dividend yield of 0%, after converting the number of outstanding stock options and warrants and their associated exercise price based on the defined conversion ratio in the Catalyst Merger Agreement.

The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Catalyst Merger is consummated. In accordance with purchase accounting guidance, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the Catalyst Merger at the then-current market price. This requirement will likely result in a per share equity component different from the amount assumed in the unaudited pro forma condensed combined financial information and that difference may be material. We believe that a price volatility of as much as 50% in our common share price on the closing date of the Catalyst Merger from the common share price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of the price of our common shares. A change of this magnitude would increase or decrease the consideration expected to be transferred by approximately $1.5 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

Below is the preliminary purchase price allocation for the Catalyst Merger:

Preliminary purchase price allocation	Amount (in thousands)
Current assets	$766,106
Goodwill	3,910,462
Other intangible assets	1,337,300
Other assets	153,089

Total assets acquired	6,166,957

Current liabilities-excluding debt	820,629
Long term liabilities-excluding debt	556,356
Debt assumed	268,750

Total liabilities assumed	1,645,735

Net assets acquired	$4,521,222

4.	Unaudited Pro Forma Adjustments

A. SXC-HealthTran Acquisition Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2012

There are no adjustments to the unaudited pro forma condensed combined balance sheet for our acquisition of HealthTran since the accounts of HealthTran were included in our consolidated balance sheet as of March 31, 2012.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011

Revenue and cost of revenue

For transactions at our participating pharmacies, under the terms of the customer contracts, the pharmacy is solely obligated to collect the co-payments from the participants. We do not assume liability for participant co-payments in non-SXC owned pharmacy transactions, and therefore we do not include participant co-payments in revenue or cost of revenue. If these amounts were included in our operating results, our operating income and net income would not have been affected. HealthTran included in revenue and cost of revenues co-payments collected by participating pharmacies. Accordingly, these adjustments remove from revenue and cost of revenue HealthTran’s co-payments that were collected by participating pharmacies.

Selling, general and administrative expenses

The adjustment to selling, general and administrative expenses (“SG&A”) relates to the reversal of $9.6 million in stock-compensation charges recorded by HealthTran related to its class B units as a result of our acquisition of HealthTran.

Depreciation and amortization

The adjustment to depreciation and amortization is the result of adjusting the historical expense to include the additional depreciation and amortization from the estimated first year amortization of the intangible assets.

Interest

Interest income was adjusted to reflect the reduction of interest due to using cash on hand to finance the acquisition. Interest expense was adjusted to remove interest expense from HealthTran’s previous debt that was not assumed by us, and adding $2.7 million for estimated interest expense related to our draw on our revolving credit facility to finance a portion of the purchase price for the HealthTran acquisition.

HealthTran preferred unit expenses

These adjustments remove the associated expenses of HealthTran related to class C preferred units that were not assumed by us.

Income taxes

The adjustment reflects the effect of applying the estimated pro forma combined effective income tax rate of 29.0% for the year ended December 31, 2011. In determining the estimated pro forma combined effective income tax rate, the pro forma adjustments were tax affected based on applicable federal and state statutory tax rates and our and HealthTran’s combined results.

B. Catalyst-WHI Acquisition Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet

There are no adjustments to the unaudited pro forma condensed combined balance sheet for Catalyst’s acquisition of WHI since the accounts of WHI were included in Catalyst’s consolidated balance sheet as of March 31, 2012.

Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2011

Revenue and cost of revenue

Based on WHI’s former owner’s (Walgreen Co.) revenue recognition policies, WHI historical revenue is primarily presented net of pharmacy reimbursement costs, primarily as a result of WHI acting as an agent in administering pharmacy reimbursement contracts. Subsequent to the acquisition, Catalyst assumed the credit risk for certain transactions due to the operational nature of Catalyst’s business, and accordingly these revenue streams are presented on a gross basis. This is consistent with our revenue recognition policy and is the expected outcome for this revenue stream subsequent to the Catalyst Merger completion. Although this adjustment results in a higher revenue contribution from such contracts, there is no impact on client-level or overall gross profit. In addition to the adjustment to record revenue and cost of revenue on a gross basis, Catalyst had a portion of its acquired intangibles of WHI amortized as a revenue reduction. An incremental $2.6 million was recorded as a revenue reduction to reflect additional amortization related to the WHI acquisition, and $4.2 million was recorded to reduce revenue to adjust for Catalyst having a partial-period of WHI actual results already included in revenue.

Selling, general and administrative expenses

The adjustment to SG&A reflects the reversal of Catalyst’s expenses incurred to complete the WHI acquisition of $12 million, as well as $4 million to reduce SG&A charges for a partial month due to Catalyst’s actual results already including a partial period of WHI results.

Depreciation and amortization

Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 13 years for the customer relationship intangibles, with an estimated value of $133.0 million; 8 years for the customer contract intangibles, with an estimated value of $44.9 million; and 6 years for the acquired technology, with an estimated value of $11.3 million. The incremental amortization expense recorded related to the WHI acquisition was $7.9 million. This was offset by removing $6.3 million in historical depreciation and amortization expense of WHI.

Interest

Interest income was adjusted to reflect the reduction in investment earnings for the cash consideration paid to fund the purchase price.

Interest expense was adjusted to reflect the increased interest expense attributable to an amount of $180.0 million drawn down under the revolving credit facility to partly finance the acquisition consideration for WHI. The interest rate, immediately after the draw down, was approximately 2.0%. Additionally, the interest expense has also been adjusted to reflect the amortization of the financing costs related to Catalyst’s amended revolving credit facility.

Income taxes

The adjustments reflect the income tax effect of the pro forma combined income tax provision of 39.5%. The pro forma adjustments were tax affected based on applicable federal and state statutory tax rates.

Basic and diluted shares

This adjustment reflects the change to the weighted average number of shares outstanding as a result of the issuance of 4.5 million shares of Catalyst common stock on April 13, 2011, the proceeds of which were used to finance a portion of the purchase price for the acquisition of WHI by Catalyst.

C. SXC-Catalyst Merger and Equity Offering Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet

Cash and cash equivalents

The adjustment to cash and cash equivalents reflects the net inflows from new senior secured term loans and revolving credit facility borrowings to finance the Catalyst Merger and from this offering, in each case as if it occurred on March 31, 2012, offset by the aggregate cash outflows related to the payment of merger consideration of $28.00 per share of Catalyst common stock to complete the Catalyst Merger and refinancing and repayment of our and Catalyst’s existing debt.

Adjustment	Amount (in thousands)
Net proceeds from new SXC borrowings	$1,390,067
Net proceeds from this offering	450,775
Cash Merger consideration payable to Catalyst stockholders	(1,432,536)
Repayment of outstanding Catalyst debt	(268,750)
Repayment of SXC debt	(100,000)

Total adjustment	$39,556

Accounts receivable and accounts payable

The adjustment to accounts receivable and accounts payable relates to the amount due to us from Catalyst for services provided.

Property and equipment, net

This adjustment decreases Catalyst’s property and equipment by $3.2 million based on the preliminary valuation of property and equipment.

Goodwill and other intangible assets

The adjustments to goodwill and intangible assets represent the net amounts for goodwill and other intangible assets recognized from the Catalyst Merger’s preliminary purchase price allocation less the amounts of goodwill and intangible assets of Catalyst as of March 31, 2012. The preliminary goodwill recognized in connection with the Catalyst combination is $3.9 billion. To the extent the computed purchase price varies resulting from the fluctuation in our stock price, goodwill will also vary. The preliminary value of other intangible assets is $1.3 billion. The customer relationships intangible asset was valued using an excess earnings model based on expected future revenues derived from the customers acquired. Trademarks/Tradenames were valued using a royalty savings model based on future projected revenues of Catalyst. See below for detail of the other intangible assets acquired. The additions of these assets were offset by the reduction to the historical Catalyst balances of goodwill of $785 million, and of other intangible assets of $304 million, which related to Catalyst’s past acquisitions.

The other identified intangible assets acquired consist of the following:

	Fair Value (in thousands)	Useful Life
Customer relationships	$1,333,100	8 years
Trademarks/Tradenames	4,200	1 year

	$1,337,300

Other assets

The adjustment to other assets reflects $9.6 million in unamortized deferred financing costs related to our new revolving credit facility, less the elimination of Catalyst’s deferred financing charges of $6.9 million in connection with repaying Catalyst’s outstanding debt.

Accrued expenses and other liabilities

This adjustment records an estimated $55 million in transaction costs to be incurred by us and Catalyst to complete the Catalyst Merger and related transactions. These costs are not reflected in the unaudited pro forma condensed combined statement of operations due to their non-recurring nature.

Debt

In conjunction with financing the Catalyst Merger, we expect, subject to the terms and conditions of the debt commitment letter, to enter into a $1.8 billion senior secured credit agreement contemplated by such debt commitment letter. The $1.4 billion of debt we expect to incur, net of an assumed 2.0% discount on the $800 million term loan and other direct lender transaction costs, has been reflected as outstanding as of March 31, 2012, in the unaudited pro forma condensed combined balance sheet. Additionally, the outstanding debt of each company will be settled upon the closing of the Catalyst Merger, and accordingly has been reflected as extinguished in the unaudited pro forma condensed combined balance sheet. The table below lists the adjustments made to reach the pro forma adjustment for debt:

Adjustment	Amount (in thousands)
Debt incurred related to the Catalyst Merger-long term	$1,359,211
Debt incurred related to the Catalyst Merger-short term	40,500
Settlement of outstanding SXC debt	(100,000)
Settlement of outstanding Catalyst debt-long term	(261,250)
Settlement of outstanding Catalyst debt-short term	(7,500)

Total debt adjustments	$1,030,961

Net current portion of long-term debt adjustment	$33,000
Net long-term debt adjustment	$997,961

Other liabilities

The adjustment to other liabilities removes Catalyst’s deferred rent liability as of March 31, 2012.

Deferred taxes

Deferred taxes of $508 million were recorded to reflect the deferred tax liability related to the other intangible assets generated from the Catalyst Merger, calculated using an estimated statutory tax rate of 38%. This adjustment is offset by reducing deferred tax liabilities of $32 million related to deferred tax liabilities recorded in connection with Catalyst’s prior acquisitions.

Shareholders’ equity

Shareholders’ equity was adjusted to remove all of Catalyst’s equity account balances, except for the non-controlling interest and add the value of our common shares, as well as replacement options and warrants, issued as part of the merger consideration based on the conversion ratios defined in the Catalyst Merger Agreement. The value of the shares issued was based on our public offering price of $90.60. Additionally, $25 million was recorded as a reduction to shareholders’ equity to reflect the anticipated transaction costs to be incurred by us to complete the Catalyst Merger and related transactions.

Shareholders’ equity also reflects an additional 5.2 million shares related to this offering as if they were issued on March 31, 2012. The value of the shares issued was based on our public offering price of $90.60, net of an estimated $20.3 million in underwriting discounts and commissions and estimated offering expenses.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2012

Revenue and cost of revenue

Revenue and cost of revenue were adjusted to remove the effect of transactions between SXC and Catalyst. Revenue and cost of revenue were each reduced by $4.8 million, reflecting the amount earned and billed by us to Catalyst during three months ended March 31, 2012. Additionally, revenue was increased by $4.2 million to reverse amortization expense recorded by Catalyst related to other intangibles from its prior acquisitions. Customer contract intangible assets acquired by Catalyst in its WHI acquisition were amortized as revenue reductions due to Catalyst’s contract it entered into with WHI’s former parent, Walgreen, in conjunction with the WHI acquisition.

Depreciation and amortization

The adjustment to depreciation and amortization is principally the result of the preliminary estimation of amortization expense of intangible assets acquired of $43.9 million. This amount is offset by a reduction of $5.8 million of amortization expense recorded by Catalyst from its intangible assets.

Interest

Interest expense was adjusted to remove $2.2 million of interest expense from Catalyst’s previous debt and $1.2 million from our previous debt, to reflect its repayment in connection with the Catalyst Merger. Interest expense was increased by $15.2 million to reflect the estimated interest expense related to new debt that we will incur to finance the Catalyst Merger, utilizing an estimated effective rate of 4.3% based on terms of the debt commitment letter and current market rates that our debt commitment letter is subject to. A deviation of 0.1% in the interest rate would cause interest expense to increase or decrease by $0.4 million for the three-month period, or $1.5 million on an annual basis.

Income taxes

The adjustment reflects the income tax effect of the pro forma combined effective income tax rate of 26.4% for the three months ended March 31, 2012. The pro forma adjustments were tax effected based on applicable federal and state statutory rates.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011

Revenue and cost of revenue

Revenue and cost of revenue were adjusted to remove the effect of transactions between us and Catalyst. Revenue and cost of revenue were each reduced by $10.9 million, reflecting the amount earned and billed by us to Catalyst during 2011. Additionally, revenue was increased by $15.5 million to reverse amortization expense recorded by Catalyst related to other intangibles from its prior acquisitions. Customer contract intangible assets acquired by Catalyst in its WHI acquisition were amortized as revenue reductions due to Catalyst’s contract it entered into with WHI’s former parent, Walgreen, in connection with the WHI acquisition.

Depreciation and amortization

The adjustment to depreciation and amortization is driven by the preliminary estimate of first year amortization expense of intangible assets acquired of $183.7 million. This amount is offset by a reduction of $26.5 million of amortization expense recorded by Catalyst from its intangible assets. Amortization expense of intangible assets acquired, based on preliminary estimates, is expected to be $175.7 million, $171.9 million, $168.3 million and $164.6 million for years two through five, respectively, following completion of the Catalyst Merger. A 10% change in the amount allocated to other intangible assets would increase or decrease annual amortization expense by approximately $17 million.

Interest

Interest expense was adjusted to remove $10.2 million of interest expense from Catalyst’s previous debt and $5.5 million from our previous debt, to reflect its repayment in connection with the Catalyst Merger. Interest expense was increased by $62.0 million to reflect the estimated interest expense related to new debt that we will incur to finance the cash portion of the merger consideration for the Catalyst Merger, utilizing an estimated effective rate of 4.3% based on terms of our debt commitment letter and the current market rates to which we are subject to under the debt commitment letter. A deviation of 0.1% in the interest rate would cause interest expense to increase or decrease by $1.5 million for the year.

Income taxes

The adjustment reflects the income tax effect of the pro forma combined effective income tax rate of 35.8% for the year ended December 31, 2011. The pro forma adjustments were tax effected based on applicable federal and state statutory rates.

Basic and diluted shares

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the estimated combined basic and diluted weighted-average shares outstanding. The historical basic and diluted weighted average shares of Catalyst are assumed to be replaced by the shares expected to be issued by us at an exchange ratio of 0.6606 of a share of our common shares per share of Catalyst common stock.

Additionally, the basic and diluted earnings per share calculations also reflect an additional 5.2 million shares related to this offering as if they were issued on January 1, 2011.

Material income tax considerations

Material U.S. federal income tax considerations

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common shares. This discussion only addresses holders of common shares that hold their common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, without limitation, tax-exempt entities, insurance companies, broker-dealers, financial institutions, mutual funds, U.S. expatriates, traders in securities that elect to mark to market, holders liable for alternative minimum tax, entities or arrangements treated as a partnership or other pass-through entity for U.S. federal income tax purposes or investors in such entities, holders that actually or constructively own or have owned 10% or more of our voting shares, holders that hold shares as part of a straddle or a hedging or conversion transaction, and U.S. Holders whose functional currency is not the U.S. dollar). This discussion also does not apply to holders who acquired shares through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan.

The following is based on the Code, applicable Treasury Regulations promulgated thereunder, administrative rulings and judicial authorities, as in effect as of the date of this prospectus, each and all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

A “Non-U.S. Holder” is any beneficial owner of common shares that is neither a “U.S. Holder” nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding common shares should consult its own tax advisors with respect to the consequences of the ownership and disposition of our common shares.

U.S. Holders

Taxation of dividends and other distributions on our common shares

Subject to the PFIC rules discussed below, distributions made by us with respect to common shares, including deemed dividends (which for these purposes will include the amount of any Canadian withholding tax paid with respect to such distributions and withheld therefrom) generally will be taxable as ordinary dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim the corporate dividends received deduction with respect to distributions by us.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends constituting “qualified dividend income” may be taxed at the lower income tax rate applicable to long-term capital gains. As a Canadian corporation, for our dividends to qualify for taxation at the reduced rate, (1) we cannot be a PFIC (discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements must be met. U.S. Holders should consult their tax advisors regarding the availability of the lower qualified dividend rate for dividends paid with respect to our common shares.

Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on distributions by us, if any, generally will be eligible for deduction or credit in computing the U.S. Holder’s U.S. federal income tax liability. The ability to claim a foreign tax credit may be significantly limited, however, since, for foreign tax credit limitation purposes, a significant portion of our dividends are expected to be treated as U.S. source income and since our dividends that are treated as “qualified dividend income” (as discussed above) will be taken into account only to a limited extent. The rules relating to foreign tax credits are complex, and U.S. Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular circumstances.

To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as computed under U.S. federal income tax principles, such excess will first reduce a U.S. Holder’s tax basis in its common shares and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of property and taxed as described below under “—Taxation of disposition of our common shares.”

The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars or upon conversion of Canadian dollars into U.S. dollars will generally be U.S. source ordinary income or loss.

Taxation of disposition of our common shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such shares. Gain or loss, if any, generally will be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year at the time of the disposition. If the gain on a disposition qualifies as a long-term capital gain, a non-corporate taxpayer might be eligible for a reduced rate of taxation on such gain. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income (as defined in the Code), or (ii) the average percentage of its assets (measured by value) that produce, or are held for the production of, passive income is at least 50%.

We believe that we currently are not a PFIC for U.S. federal income tax purposes, and we do not expect to become a PFIC in the future. However, the determination of PFIC status for any year is fact-specific, and there can be no assurance in this regard. Accordingly, it is possible that we may become a PFIC in the current taxable year or in future years.

If we were a PFIC in any taxable year during which a U.S. Holder holds common shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amount of gain allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount of tax so determined. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. However, certain elections may be available that would result in alternative treatment.

If we are classified as a PFIC in any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above (unless such U.S. Holder is eligible to and does make a purging election). U.S. Holders should consult their own tax advisors as to the potential application of the PFIC rules (including any election that may be available) to the ownership and disposition of the common shares.

Medicare tax

Effective with respect to taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. person’s “net investment income” for a taxable year or (ii) the excess of the U.S. person’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include interest, dividends (including dividends paid with respect to our common shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of our common shares) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Non-U.S. Holders

Taxation of dividends and other distributions on our common shares

A Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding on our dividends, if any, unless such income is effectively connected with a U.S. trade or business of such Non-U.S. Holder.

Taxation of disposition of our common shares

Any gain realized on the sale, exchange or other taxable disposition of our common shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Gain recognized by a Non-U.S. Holder described in the first bullet point will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a foreign corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits. An individual Non-U.S. Holder described in the second bullet point will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup withholding and information reporting

In general, dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares might be subject to information reporting to the IRS and possible U.S. backup withholding tax at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders generally are exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

The foregoing discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax consequences and does not address any foreign, state or local tax consequences. U.S. Holders and Non-U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of ownership of the common shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Material Canadian federal income tax considerations

The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to holders who acquire, as beneficial owners, common shares pursuant to this offering and who, at all relevant times, for purposes of the Tax Act and the Canada-United States Income Tax Convention, 1980 (the “Treaty”) (i) are entitled to benefits under the Treaty, are resident in the United States and are not resident or deemed to be resident in Canada, (ii) deal with us at arm’s length and are not affiliated with us, (iii) acquire and hold their common shares as capital property, (iv) do not use and are not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and (v) do not hold or use common shares in connection with a permanent establishment or fixed base in Canada (“U.S. Shareholders”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank,” as defined in the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and Regulations publicly and officially announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Treaty and counsel’s understanding of the current administrative policy and practices of the Canada Revenue Agency (the “Administrative Practices”) published in writing prior to the date hereof. It has been assumed that all Proposed Amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or Administrative Practices, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of common shares and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of common shares will vary according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the tax consequences applicable to the holder’s own particular circumstances.

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Shareholder by us are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends beneficially owned by a U.S. Shareholder is generally limited to 15% of the gross amount of the dividend.

A U.S. Shareholder is generally not subject to tax under the Tax Act in respect of a capital gain (or entitled to deduct any capital loss) realized on the disposition of a common share unless, at the time of disposition, such share constitutes “taxable Canadian property”, as defined in the Tax Act, to the holder thereof and the holder is not entitled to relief under the Treaty. Provided the common shares are listed on a designated stock exchange (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute taxable Canadian property to a U.S. Shareholder unless, at any time within the 60 month period that ends at that time, (i) the U.S. Shareholder, persons with whom the U.S. Shareholder did not deal at arm’s length (within the meaning of the Tax Act), or the U.S. Shareholder together with all such persons owned 25% or more of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or options in respect of, interests in, or civil law rights in such properties. If the common shares constitute taxable Canadian property to a U.S. Shareholder, any capital gain realized on a disposition or deemed disposition of such common shares generally will not be subject to tax under the Tax Act unless the value of the common shares at the time of the disposition is derived principally from “real property situated in Canada” within the meaning of the Treaty.

Generally, in the event that a common share constitutes taxable Canadian property to a U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Treaty in respect of a capital gain realized by the U.S. Shareholder on the disposition, the U.S. Shareholder will be required to include one-half of the amount of the capital gain (a “taxable capital gain”) in its income for the year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a U.S. Shareholder in a taxation year from the disposition of taxable Canadian property (an “allowable capital loss”) is required to be deducted from any taxable capital gains realized by that holder in the year from the disposition of taxable Canadian property. If allowable capital losses for a year exceed taxable capital gains, the excess may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the U.S. Shareholder on the disposition of taxable Canadian property in such years to the extent and in the circumstances prescribed by the Tax Act.

Underwriting

We are offering the common shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of common shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	1,300,001
Barclays Capital Inc.	1,300,001
Credit Suisse Securities (USA) LLC	780,000
Citigroup Global Markets Inc.	390,000
Morgan Stanley & Co. LLC	390,000
William Blair & Company, L.L.C.	173,333
JMP Securities LLC	173,333
Houlihan Lokey Capital, Inc.	173,333
SunTrust Robinson Humphrey, Inc.	173,333
TD Securities (USA) LLC	173,333
Versant Partners Inc.	173,333

Total	5,200,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $2.1744 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 780,000 additional common shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $3.624 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over allotment exercise	With full over allotment exercise
Per Share	$3.624	$3.624
Total	$18,844,800	$21,671,520

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.5 million.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 60 days after the date of this prospectus supplement, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of our common shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common shares or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. The foregoing sentence shall not apply (A) to our common shares being offered hereby, (B) to any of our common shares issued upon the exercise of options or vesting of restricted stock or restricted stock units granted under our stock-based compensation plans as in effect on the date of this prospectus supplement, (C) to the grant of options, awards of restricted stock and restricted stock units or the issuance of our common shares to employees or directors by us in the ordinary course of business or pursuant to any of our stock-based compensation plans as in effect on the date of this prospectus supplement, (D) in connection with any acquisitions or strategic investments by us (other than in connection with the Catalyst Merger), provided that any recipient of any issuances by us of our common shares under this clause (D) shall execute a lock-up agreement as described in the next paragraph and provided further that the total number of common shares issued by us under this clause (D) shall not exceed 5% of the total number of our common shares outstanding on the date of this prospectus supplement (after giving effect to the sale of our common shares being offered hereby), (E) to the issuance of our common shares, including in respect of outstanding equity awards under Catalyst’s equity incentive plans and outstanding Catalyst warrants, or the assumption by us of Catalyst’s equity incentive plans and certain outstanding equity awards thereunder and certain outstanding Catalyst warrants, in each case pursuant to or contemplated by the Catalyst Merger Agreement (as the same may be amended, modified or supplemented from time to time), and the filing of any registration statements, amendments and supplements or request for effectiveness related thereto, or (F) to the amendment to our Long-Term Incentive Plan to increase the number of common shares issuable under such plan by 2,500,000.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 60 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares, in each case other than (A) transfers of common shares (i) as a bona fide gift or gifts or (ii) either during such person’s lifetime or upon death by will or intestacy to such person’s immediate family or to a trust, the beneficiaries of which are such person or a member or members of such person’s immediate family, (B) distributions of common shares to members or shareholders of such persons and (C) sales of common shares pursuant to a Rule 10b5-1 trading plan as in effect on the date of this prospectus supplement; provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each recipient of such gift, transfer or distribution shall execute and deliver to J.P. Morgan Securities LLC and Barclays Capital Inc. a lock-up agreement as described in this paragraph; and provided further, that in the case of any transfer or distribution pursuant to clause (A) or (B), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 60-day restricted period). Notwithstanding the foregoing, such persons shall not be prohibited from effecting (1) any acquisition of our common shares, restricted or otherwise, stock options, restricted stock units and performance shares from us pursuant to any of our employee benefit plans or director compensation plans, each as in effect on the date of this prospectus supplement or (2) any acquisition of common shares issued by us to such persons upon the exercise of stock options outstanding on the date of this prospectus supplement or the vesting or conversion of restricted stock, restricted stock units and performance shares outstanding on the date of this prospectus supplement (and any forfeiture of common shares or options to purchase common shares to satisfy tax withholding obligations of such persons in connection with such vesting or any corresponding sales of common shares the proceeds of which will be used to cover the tax liability resulting from any such vesting) under our employee benefit plans or director compensation plans each as in effect on the date of this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “SXCI” and the Toronto Stock Exchange under the symbol “SXC.” Our common shares to be issued in this offering remain subject to approval for listing on the Toronto Stock Exchange.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common shares in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Toronto Stock Exchange, on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common shares on The NASDAQ Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common shares during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, J.P. Morgan Securities LLC and Barclays Capital Inc. have served as financial advisors to us in connection with the Catalyst Merger. In addition, JPMCB, J.P. Morgan Securities LLC, Barclays Bank PLC and SunTrust Bank have, subject to the conditions set forth in the debt commitment letter, committed to provide a portion of the $1.8 billion senior secured credit facilities contemplated by the debt commitment letter. Under the debt commitment letter and accession agreements, J.P. Morgan Securities LLC and Barclays Bank PLC are authorized to act as joint lead arrangers and joint bookrunners, and JPMCB is authorized to act as administrative agent. We will pay certain customary fees and expenses in connection with obtaining the Credit Facilities, including an underwriting fee, which we paid following execution of the debt commitment letter. JPMCB serves as lender, swingline lender, issuing bank and administrative agent, and The Toronto-Dominion Bank, Barclays Bank PLC, Morgan Stanley Bank, N.A., Credit Suisse A.G. and SunTrust Bank serve as lenders, under our existing credit agreement, for which J.P. Morgan Securities LLC served as sole bookrunner and sole lead arranger. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or the representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each representative has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Legal matters

Certain Canadian legal matters in connection with this offering of common shares will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, Canada and Lackowicz & Hoffman, Whitehorse, Yukon Territory, Canada, and certain U.S. legal matters in connection with this offering of common shares will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements of SXC Health Solutions Corp. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Catalyst Health Solutions, Inc. and management’s assessment of the effectiveness of internal control over financial reporting of Catalyst Health Solutions, Inc. for the year ended December 31, 2011 included in Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on May 9, 2012 have been so incorporated in reliance on the report which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Catalyst Rx Health Initiatives, Inc. (formerly known as Walgreens Health

Initiatives, Inc.) that Catalyst acquired during 2011 of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of HealthTran LLC for the years ended May 31, 2011 and 2010, appearing in SXC Health Solutions Corp. Current Report on Form 8-K/A filed with the SEC on March 14, 2012, incorporated by reference in this prospectus supplement and the registration statement of which this prospectus supplement forms a part, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym “SEDAR,” at http://www.sedar.com.

We make available free of charge most of our SEC filings through our Internet website (http://www.sxc.com) as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings on our website. You may also find additional information about SXC Health Solutions Corp. and its subsidiaries on our website. The information on our website is not a part of this prospectus supplement or the accompanying prospectus. You may also request a copy of our SEC filings at no cost, by writing to or telephoning us at the following:

SXC Health Solutions Corp.

2441 Warrenville Road, Suite 610

Lisle, Illinois 60532-362

Attention: Corporate Secretary

Telephone: (630) 577-3134

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information incorporated this way is considered to be part of this prospectus supplement and the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. SEC rules and regulations also allow us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have indicated as being “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus supplement or the accompanying prospectus, regardless of when furnished to the SEC. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those “furnished” pursuant to Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with SEC rules) after the date of this prospectus supplement and prior to the termination of the offering:

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (as amended by Amendment No. 1 to Form 10-Q, filed with the SEC on May 9, 2012);

•	Current Reports on Form 8-K, filed with the SEC on January 5, 2012, April 20, 2012 and May 9, 2012 and the Current Report on Form 8-K/A filed on March 14, 2012; and

•

The description of our common shares contained in our registration statement on Form 8-A filed with the SEC on June 21, 2006 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purposes of updating such description.

PROSPECTUS

SXC Health Solutions Corp.

Debt Securities

Common Shares

Warrants

Convertible Securities

Share Purchase Contracts

Share Purchase Units

We may offer and sell, from time to time in one or more offerings, any combination of debt and equity securities that we describe in this prospectus.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement contained in this prospectus is deemed modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus, carefully before you invest.

Our common shares trade on the NASDAQ Global Market under the symbol “SXCI” and on the Toronto Stock Exchange (the “TSX”) under the symbol “SXC.” On August 7, 2009, the last reported sale price of our common shares on NASDAQ and the TSX was $39.25 and Cdn$42.45, respectively.

We have not yet determined whether any of the debt securities or any of our warrants, share purchase contracts or units will be listed on any exchange or over-the-counter market. If we decide to seek listing of these securities, a prospectus supplement relating to such securities will identify the exchange or market.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

This prospectus may not be used to offer to sell any securities unless accompanied by a prospectus supplement.

We will sell these securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.

The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Under the automatic shelf registration process, we may, over time, offer any combination of the debt securities, common shares, warrants, convertible securities, share purchase contracts and share purchase units described in this prospectus in one or more offerings. In this prospectus we will refer to the debt securities, common shares, convertible securities, share purchase contracts and share purchase units collectively as the “securities.” As used in this prospectus, unless stated otherwise or the context requires otherwise, “SXC,” “the Company,” “we,” “us” and “our” refer to SXC Health Solutions Corp. and its subsidiaries, except that in the sections entitled “Description of the Debt Securities,” “Description of Common Shares,” “Description of Warrants” and “Description of Share Purchase Contracts and Share Purchase Units” these terms refer solely to SXC Health Solutions Corp. and not to any of its subsidiaries. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus and the applicable prospectus supplement, together with the documents incorporated and deemed to be incorporated by reference in this prospectus and the additional information described below under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should rely only on the information incorporated or deemed to be incorporated by reference or provided in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition and results of operations may have changed since that date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

CANADA HAS NO SYSTEM OF EXCHANGE CONTROLS. THERE ARE NO CANADIAN RESTRICTIONS ON THE REPATRIATION OF CAPITAL OR EARNINGS OF A CANADIAN PUBLIC COMPANY TO NON-RESIDENT INVESTORS. THERE ARE NO CANADIAN LAWS OR EXCHANGE RESTRICTIONS AFFECTING THE REMITTANCE OF DIVIDENDS, INTEREST, ROYALTIES OR SIMILAR PAYMENTS TO NON-RESIDENT HOLDERS OF OUR SECURITIES, EXCEPT FOR INCOME TAX PROVISIONS WHICH MAY APPLY TO PARTICULAR SECURITIES TO BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym “SEDAR,” at www.sedar.com.

We make available free of charge most of our SEC filings through our Internet website (http://www.sxc.com) as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings on our website. You may also find additional information about SXC Health Solutions Corp. and its subsidiaries on our website. The information on our web site is not a part of this prospectus. You may also request a copy of our SEC filings at no cost, by writing to or telephoning us at the following:

SXC Health Solutions Corp.

2441 Warrenville Road, Suite 610

Lisle, Illinois 60532-362

Attention: Corporate Secretary

Telephone: (630) 577-3134

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information incorporated this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. SEC rules and regulations also allow us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have indicated as being “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of the initial filing of the registration statement until we complete our sale of the securities to the public (other than information in such filings that were furnished, under applicable SEC rules, rather than filed):

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K, filed with the SEC on May 19, 2009 and June 5, 2009; and

•

The description of SXC Health Solutions Corp.’s common shares contained in SXC’s registration statement on Form 8-A filed with the SEC on June 21, 2006 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purposes of updating such description.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, the prospectus supplements, the documents incorporated or deemed to be incorporated by reference in this prospectus and other written or oral statements made from time to time by the Company may contain certain statements related to future results, or state our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. They use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “project,” “intend,” “plan,” “potential,” “will,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include:

•	the risks associated with further market acceptance of the Company’s products and services;

•	the Company’s ability to manage its growth effectively;

•	the Company’s reliance on key customers and key personnel;

•	industry conditions such as consolidation of customers, competitors and acquisition targets;

•	the Company’s ability to acquire a company, manage integration and potential dilution;

•	the impact of technology changes on the Company’s products/service offerings, including the impact on the intellectual property rights of others;

•	the impact of regulation and legislation changes in the healthcare industry;

•	the sufficiency and fluctuations of its liquidity and capital needs; and

•

other factors disclosed under “Risk Factors” incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement.

Any or all of our forward-looking statements here or in other publications may turn out to be wrong, and there are no guarantees about our performance. We are under no obligation (and expressly disclaim any obligation) to update or alter any forward-looking statement, whether written or oral, that we may make from time to time, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2008, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks.

The risks and uncertainties we describe are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

THE COMPANY

SXC Health Solutions Corp. is a leading provider of pharmacy benefit management (“PBM”) services and healthcare IT (“HCIT”) solutions to the healthcare benefit management industry. The Company’s product offerings and solutions combine a wide range of PBM software applications, application service provider (“ASP”) processing and pharmacy benefit management services, and professional services designed for many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, self-insured employer groups, retail pharmacy chains, and state and federal government entities.

The Company’s PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. The Company owns a mail service pharmacy and a specialty service pharmacy. In addition, the Company is a national provider of drug benefits to its customers under the federal government’s Medicare Part D program.

The Company’s HCIT solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an ASP model. The Company’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as PBM’s. The Company’s provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by the Company’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

Effective June 27, 2007, the Company changed its name to SXC Health Solutions Corp. (formerly Systems Xcellence Inc.) and continued to conduct business under the Business Corporations Act (Yukon Territory, Canada). The Company’s principal executive offices are located at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532. The Company’s telephone number is 800-282-3232.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, including capital expenditures, working capital, repayment or reduction of long-term and short-term debt and the financing of acquisitions. We may invest funds that we do not immediately require in short-term marketable securities.

RATIOS

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, incorporated by reference into this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	13.84x	12.03x	5.90x	156.75x	9.82x	4.78x	3.28x

For these ratios, earnings consist of income from continuing operations before provision for income taxes and non controlling interest, less the earnings from unconsolidated entities under the equity method of accounting and fixed charges. Fixed charges include interest expense and that portion of rental expense we deem to represent interest. Our earnings and fixed charges include the earnings and fixed charges of SXC Health Solutions Corp. and its subsidiaries considered as one enterprise.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. Because the terms of a specific series of debt securities may vary from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that varies from any information below.

We may issue senior notes under a senior indenture to be entered into between us and a trustee to be named in the senior indenture. We may issue subordinated notes under a subordinated indenture to be entered into between us and a trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939, or the Trust Indenture Act. We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable. We urge you to read the indenture applicable to your investment because the indenture, and not this section, defines your rights as a holder of debt securities.

Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under any or all of the indentures in certain circumstances. In such circumstances, it is anticipated that application will be made to the appropriate Canadian regulatory authorities for exemptions from this and other requirements of Canadian law applicable to the indentures. If such relief is not obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

The following summaries of material provisions of senior notes, subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in the applicable prospectus supplement terms relating to a series of notes including, but not limited to, the following:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of notes in global form, and, if so, who the depository will be;

•	the maturity date;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the interest payment dates and the regular record dates for interest payment dates or the method for determining such dates;

•	whether the notes will be secured or unsecured, and the terms of any secured debt;

•	whether the notes will be senior or subordinated;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	a discussion on any material or preferred United States federal income tax considerations applicable to the notes;

•

whether and under what circumstances we will pay additional amounts to non-Canadian holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants with respect to the debt securities.

We may issue the debt securities as original issue discount securities, which are securities that are offered and sold at a substantial discount to their stated principal amount, or as payment-in-kind securities which may constitute original issue discount securities for U.S. federal income tax purposes. The prospectus supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to any specific debt securities will also describe any material additional tax considerations applicable to such debt securities.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common shares or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of common shares or other securities of ours that the holders of the series of notes receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless otherwise described in the prospectus supplement of any series, we will not consolidate, amalgamate or merge with or enter into any statutory arrangement with any other corporation or effect any conveyance, transfer or lease of all or substantially all of our properties and assets unless the following specified conditions are satisfied:

•

the resulting entity must agree to be legally responsible for the debt securities and be a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof, the United States, any state thereof or the District of Columbia or, if such transaction would not impair your rights, any other country provided the successor entity assumes our obligations under the debt securities and the indenture to pay additional amounts;

•

the merger or sale of all or substantially all of our assets must not cause a default on the debt securities, and we must not already be in default (unless the merger or sale would cure the default) with respect to the debt securities; and

•	we must satisfy any other requirements specified in the applicable prospectus supplement relating to a particular series of debt securities.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of notes that we may issue:

•	if we fail to pay interest when due and our failure continues for 30 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 60 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, on and accrued interest, if any, on the notes due and payable immediately.

The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal of, premium, if any, or interest on, the notes.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series; and

•	other matters specified in the applicable prospectus supplement.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, the following changes require the consent of each holder of any outstanding notes affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of interest, or any premium payable upon the redemption of any notes;

•	reducing the minimum percentage of notes, the holders of which are required to consent to any amendment; or

•	other matters specified in the applicable prospectus supplement.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement or term sheet that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance.    Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. In order to achieve covenant defeasance, we must do the following:

•

If the debt securities of the particular series are denominated in U.S. dollars, deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency debt securities or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

Deliver to the trustee a legal opinion of our U.S. counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

•

Deliver to the trustee a legal opinion of our Canadian counsel or a ruling from the Canada Revenue Agency confirming that, under current Canadian federal or provincial income tax or other tax purposes, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

•	Deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance.    If there is a change in United States federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency debt securities or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We must deliver to the trustee a legal opinion of U.S. counsel confirming that there has been a change in current United States federal tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and debt securities or bonds at the time the cash and debt securities or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•

We must deliver to the trustee a legal opinion of Canadian counsel confirming that there has been a change in current Canadian federal or provincial income tax law or a ruling from the Canada Revenue Agency that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current Canadian federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and debt securities or bonds at the time the cash and debt securities or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•	We must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Discharge

Each indenture provides that we can elect, under certain circumstances, to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, known as DTC, or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will not require any payment for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the notes of any series, we will not be required to:

•

issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

Subordination under the Subordinated Debt Indenture

The subordinated debt securities issued under the subordinated debt indenture will be subordinate and junior in right of payment to all senior indebtedness to the extent provided in the subordinated debt indenture. We may not make any payments on account of principal or any premium, redemption, interest or other amount on the subordinated debt securities at any time when we have defaulted with respect to payment of principal or any premium, interest, sinking fund or other payment due on the senior indebtedness. If we make any payment described in the foregoing sentence under the subordinated debt indenture before all senior indebtedness is paid in full, such payment or distribution will be applied to pay off the senior indebtedness which remains unpaid. Subject to the condition that the senior indebtedness is paid in full, if any such payments are made on the senior indebtedness as described above, the subordinated debt security holders will be subrogated to the rights of the senior debt security holders.

The subordinated debt indenture defines the term “senior indebtedness” to mean:

•

all indebtedness of SXC Health Solutions Corp., whether outstanding on the date of the subordinated debt indenture or created later, for money borrowed (other than subordinated debt securities) or otherwise evidenced by a note or similar instrument given in connection with the acquisition of any property or assets (other than inventory or other similar property acquired in the ordinary course of business), including securities or for the payment of money relating to a capitalized lease obligation (as defined in the subordinated debt indenture);

•	any indebtedness of others described in the preceding bullet point which we have guaranteed or which is otherwise our legal obligation;

•	any of our indebtedness under interest rate swaps, caps or similar hedging agreements and foreign exchange contracts, currency swaps or similar agreements; and

•	renewals, extensions, refundings, restructurings, amendments and modifications of any indebtedness or guarantee described above.

“Senior indebtedness” does not include:

•	any of our indebtedness to any of our subsidiaries; or

•	any of our indebtedness which by its terms is equal or subordinated to the subordinated debt securities in rights of payment or upon liquidation.

Because of the subordination provisions described above, some of our general creditors may recover proportionately more than holders of the subordinated debt securities if our assets are distributed as a result of insolvency or bankruptcy. The subordinated debt indenture provides that the subordination provisions will not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the subordinated debt indenture. See “— Defeasance” for additional information regarding the legal defeasance provisions affecting the subordinated debt.

We will set forth (or incorporate by reference) the approximate amount of senior indebtedness outstanding as of a recent date in any prospectus supplement under which we offer to sell subordinated debt securities.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given to it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

We may have commercial deposits and custodial arrangements with the trustee for the indentures and may have borrowed money from the trustee in the normal course of business. We may enter into similar or other banking relationships with the trustee in the future in the normal course of business.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest payment.

We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, will we make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee in the city of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities.

As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not legal holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not legal holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the legal holders.

Special Considerations for Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, Depository Trust Company, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and legal holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a legal holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a legal holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the securities to be registered in his or her name and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below.

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above.

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form.

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•

The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security Will Be Terminated

In a few special situations described below, the global security will terminate, and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The applicable prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

Additional Information Regarding DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

The information in this prospectus concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy or completeness. We assume no responsibility for the performance by DTC or its participants of their respective obligations, including obligations that they have under the rules and procedures that govern their operations.

DESCRIPTION OF COMMON SHARES

SXC’s authorized capital stock consists of an unlimited number of common shares, no par value per share, and no shares of preferred stock. As of June 30, 2009, there were 24,639,093 SXC common shares outstanding. On such date, 2,001,622 common shares were reserved for issuance pursuant to outstanding equity awards under all of SXC’s equity plans (excluding SXC’s employee stock purchase plan), which consisted of options to purchase 1,734,989 SXC common shares and 266,633 restricted stock units (including performance-based restricted stock units assuming a target level of performance).

The following description of the terms of the common shares of SXC is not complete and is qualified in its entirety by reference to SXC’s articles of continuance and its bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Common Shares

SXC’s authorized share capital consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to dividends if, as and when declared by the board of directors and to receive notice of and attend and vote, on the basis of one vote per share, at all meetings of shareholders. In addition, the holders of common shares are entitled upon our liquidation, dissolution or winding up to receive SXC’s remaining assets after payment of all liabilities. The holders of SXC common shares have no preemptive rights and no rights to convert their common shares into any other securities. There are also no redemption or sinking fund provisions applicable to the SXC common shares.

SXC common shares are listed on Nasdaq under the symbol “SXCI” and on the TSX under the symbol “SXC.” The transfer agent and registrar for the common shares is CIBC Mellon Trust Company.

Change of Control

Under Canadian law, the affirmative vote of two-thirds of the votes cast is required for shareholder approval of an amalgamation (other than certain short form amalgamations) for any sale, lease or exchange of all, or substantially all, of our assets, if not in the ordinary course of our business, and certain other fundamental changes including an amendment to our articles. Other shareholder action is generally decided by a majority of the votes cast at a meeting of shareholders.

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

Canadian Anti-takeover Provisions

SXC is governed by the laws of the Yukon Territory, Canada and the Business Corporations Act (Yukon). In Canada, rules or policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contain requirements pertaining to certain transactions between a company and one or more related parties.

For the purpose of MI 61-101, the term “related party” in respect of any issuer includes, but is not limited to, a person or company that owns voting securities carrying greater than 10% of the voting rights attached to all voting securities of the issuer, a person or company that (i) controls the issuer, (ii) is controlled by the issuer or (iii) is controlled by the same person or company as the issuer, and each director or senior officer of the issuer. The types of transactions governed by MI 61-101 include asset sales or purchases, loans and guarantees, the purchase and/or issuance of securities, a merger, amalgamation or business combination and a formal take-over bid or issuer bid.

Transactions subject to 61-101 may be subject to (i) enhanced disclosure requirements, (ii) the requirement to prepare and disclose a formal valuation of the subject matter of the transaction and/or (iii)  the requirement to obtain approval of the transaction by disinterested shareholders of the issuer.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which may consist of warrants to purchase common shares or debt securities and which may be issued in one or more series. Warrants may be offered independently or together with other securities offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. We use the term “warrant agreement” to refer to any of these warrant agreements. We use the term “warrant agent” to refer to the warrant agent under any of these warrant agreements. The warrant agent will act solely as an agent of ours in connection with the warrants and will not act as an agent for the holders or beneficial owners of the warrants.

The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplement related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants, which we will file with the SEC in connection with the offering of such warrants.

General

We will describe in the applicable prospectus supplement the terms relating to a series of warrants, which may include some or all of the following:

•	the title of the warrants;

•	the offering price and the aggregate number of warrants offered;

•	the currency or currencies in which the warrants are being offered;

•	the designation, number and terms of the debt securities or common shares that can be purchased if a holder exercises a warrant and procedures by which the numbers may be adjusted;

•	the exercise price of such warrants and the currency or currencies in which such exercise price is payable;

•	the terms of any rights to redeem or call the warrants;

•	the date on which the right to exercise the warrants begins and the date on which such right expires;

•	certain federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants will be in registered form only.

If the warrants are offered attached to common shares or debt securities, the applicable prospectus supplement will also describe the date on and after which the holder of the warrants can transfer them separately from the related common shares or debt securities.

Governing Law

Each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of New York.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

We may issue share purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of our common shares at a future date or dates. The price per share and the number of our common shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as a part of share purchase units consisting of a share purchase contract and, as security for the holder’s obligations to purchase the shares under the share purchase contracts, either:

•	senior debt securities or subordinated debt securities; or

•	debt obligations of third parties, including U.S. Treasury securities.

The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The share purchase contracts may require holders to secure their obligations in a specified manner and, in certain circumstances, we may deliver newly issued prepaid share purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original share purchase contract.

The applicable prospectus supplement will describe the terms of any share purchase contracts or share purchase units and, if applicable, prepaid share purchase contracts.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of the following ways (or in any combination):

•	through underwriters, dealers or remarketing firms;

•	directly to one or more purchasers, including to a limited number of institutional purchasers; or

•	through agents.

Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Any discounts or commissions received by an underwriter, dealer, remarketing firm or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement.

If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities covered by this prospectus and the applicable prospectus supplement.

The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, among other things:

•	the type of and terms of the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	the names of any underwriters, dealers, remarketing firms or agents and the amount of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions which may be allowed or reallowed or paid to dealers.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If the dealers acting as principals are used in the sale of any securities, such securities will be acquired by the dealers, as principals, and may be resold from time to time in one or more transactions at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transactions will be set forth in the applicable prospectus supplement with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

The securities may be sold directly by us or through agents designated by us from time to time. In the case of securities sold directly by us, no underwriters or agents would be involved. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement, all securities offered by this prospectus, other than our common shares that are listed on the Nasdaq and on the TSX, will be new issues with no established trading market. We may elect to list any of the securities on one or more exchanges, but unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

Any underwriter may engage in over-allotment, stabilizing, transactions, short, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act and applicable Canadian securities laws. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain Canadian legal matters in connection with this offering of securities will be passed upon for us by Lackowicz, Shier & Hoffman, Whitehorse, Yukon Territory, Canada and certain U.S. legal matters in connection with this offering of securities will be passed upon for us by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of SXC Health Solutions Corp. as of December 31, 2008, and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of the United States firm of KPMG LLP (“KPMG US”), an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 consolidated financial statements refers to a change in the date the Company uses to conduct its annual goodwill impairment test.

The consolidated financial statements of SXC Health Solutions Corp. as of December 31, 2007, and for each of the years in the two-year period ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of the Canadian firm of KPMG LLP (“KPMG Canada”), Chartered Accountants, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the two-year period ended December 31, 2007 refers to a change in accounting for income taxes in 2007.

On June 23, 2008, the audit committee of the SXC Board of Directors (the “Audit Committee”) appointed KPMG US as the Company’s independent public accountant for the 2008 fiscal year. Because SXC ceased to be a “foreign private issuer” earlier in 2008 and began filing reports with the SEC in accordance with United States generally accepted accounting principles, the Audit Committee believed a change from the KPMG Canada to KPMG US was appropriate. In connection with this action, on June 23, 2008, the Audit Committee accepted the resignation of KPMG Canada as its independent auditor for the fiscal year that commenced January 1, 2008. The audit reports of KPMG Canada on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. KPMG Canada’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006, contained a separate paragraph stating that, “As discussed in Note 2(t) to the consolidated financial statements, the Company changed its method of accounting for income tax uncertainties in 2007.” The audit report of KPMG Canada on the effectiveness of internal control over financial reporting as of December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During SXC’s two fiscal years ended December 31, 2007 and 2006, and in the interim period from January 1, 2008 through June 23, 2008, there were no disagreements with KPMG Canada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Canada, would have caused it to make reference thereto in their report on the financial statements for those years. Additionally, during this time frame there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934 (“Regulation S-K”).

During the years ended December 31, 2007 and 2006 and for the period beginning January 1, 2008 and ending June 23, 2008 (the date KPMG US was appointed), neither SXC nor the Audit Committee consulted KPMG US with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as defined in Items 304(a)(2)(i) and (ii) of Regulation S-K. SXC requested KPMG Canada to furnish it a letter addressed to the SEC stating whether it agreed with the above statements. A copy of that letter, dated June 26, 2008, was filed as Exhibit 16.1 to SXC’s Current Report on Form 8-K, filed with the SEC on June 27, 2008.

5,200,000 shares

Common shares

Prospectus Supplement

Joint Book Running Managers

J.P. Morgan	Barclays	Credit Suisse

Joint Lead Managers

Citigroup	Morgan Stanley

Co-Managers

William Blair	JMP Securities	Houlihan Lokey

SunTrust Robinson Humphrey	TD Securities	Versant Partners

May 10, 2012